UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-______

In the matter of the Application of Next Inv. LLC

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(l) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; (ii) under Section 6(c) of the Investment Company Act of 1940 for an exemption from Section 19(b) of the Act and Rule 19b-1 under the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Next Inv. LLC
350 Main Street
Suite 9
Bedminster, NJ 07921
Phone: (907) 781-0560
Fax: (973) 796-2637

With a copy to:

George Simon Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, IL 60610-4764 Phone: (312) 832-4500 Fax: (312) 832-4700 ________________

Page 1 of 106 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on March 25, 2009

TABLE OF CONTENTS

Page

I.	Summary of Application	4
A.	Request for Order	4
B.	Comparability of Relief Sought to Prior Relief Granted by Commission	6

II.	Background	9
A.	Brief Overview of ETF Trust	9
B.	The Applicants’ Proposal	10
C.	The Trust	11
D.	The Advisor	12
E.	The Distributor	12
F.	Capital Structure and Voting Rights: Book-Entry of Shares	12
G.	Investment Objective and Principal Investment Strategies for Initial Fund	13
H.	Management of the Trust	15
I.	Exchange Listing of the Shares	15
J.	Sales of Shares	17
1.	General	17
2.	Placement of Purchase Orders	19
3.	Payment Requirements	21
4.	Rejection of Purchase Orders for Creation Units	21
K.	Pricing of Shares	22
L.	Redemption	23
1.	Redemption of Creation Units Using the Clearing Process	25
2.	Redemption of Creation Units Outside the Clearing Process	26
M.	Qualification as a Regulated Investment Company	28
N.	Dividends, Distributions and Taxes	29
O.	Dividend Reinvestment Program	30
P.	Fees and Expenses	32
Q.	Shareholders Transaction and Distribution Expenses	34
R.	Shareholder Reports	34
S.	Sales and Marketing Materials	35
T.	Availability of Information Regarding the Funds and Shares	36
1.	General	36
2.	Indicative Intra-Day Value	39
3.	Additional Information and Data	39
U.	Procedure by Which Shares Will Reach Investors	40
1.	Categories of Interested Investors	40
2.	The Prospectus	41

III.	In Support of this Application	43
A.	Summary of the Application	43
B.	Diversified Products	46
C.	The Evolution of ETFs	47
D.	ETF Issues	50

1.	Structure and Operation of Trust and Funds Compared to Prior ETFs	50
2.	Investor Uses and Benefits of Funds	53
3.	Potential Conflicts of Interest Similar to Those in Prior ETFs	55
4.	The Commission Should Grant the Requested Exemptive Relief	56
E.	Periodic Distributions of Capital Gains	56

IV.	Request for Relief	57
A.	Exemption from Sections 2(a)(32) and 5(a)(1)	57
B.	Exemption from Section 22(d) and Rule 22c-1	59
C.	Exemption from Sections 17(a)(1) and 17(a)(2)	64
D.	Exemption from Section 19(b) and Rule 19b-1	69
1.	Receipt of the Order Would Serve Shareholder Interests	70
2.	Nature of Distributions Will be Clearly Disclosed	73
3.	Rule 19b-1 May Give Rise to Improper Influence on Portfolio Management Decisions	74
4.	Other Concerns Leading to Adoption of Rule 19b-1 Not Applicable	76
5.	Further Limitations of Rule 19b-1	76
E.	Exemption from Section 12(d)(1)	77
F.	Sections 17(a), 17(b) and 6(c)	85

V.	Comparability of Relief Sought to Prior Relief Granted by Commission	88

VI.	Express Conditions to this Application	90

VII.	Names and Addresses	101

VIII.	Authorization and Signatures	102

Exhibit A – Verification	103

Exhibit B – Description of the Initial Fund	104

I.	Summary of Application

A.	Request for Order

In this application, dated as of March 24, 2009 (this “Application”), the undersigned applicant, Next Inv. LLC (d/b/a Next Investments) together with, and on behalf of, the investment company to be formed (collectively, the “Applicants”), apply for and request an order (1) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; (2) under Section 6(c) of the Act for an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 of the Act; and (3) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (collectively, the “Order”).1  The requested Order would permit, among other things:

•	open-end management investment company shares to trade on a national securities exchange (as defined in Section 2(a)(26) of the Act) at negotiated market prices rather than at net asset value;
•	the investment company’s exchange-traded shares (“Shares”) to be redeemable in large aggregations only;

 1  All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application.

•	certain affiliated persons of the proposed funds to deposit securities into, and receive securities from, the funds in connection with the purchase and redemption of large aggregations of Shares;
•	permit a fund to make periodic capital gain dividends as often as monthly in any one taxable year; and
•
the Applicants to operate “funds of funds” whereby the proposed funds will invest in one or more other affiliated funds (“Affiliated Underlying Funds”) and also in one or more registered open-end management investment companies and registered unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the proposed funds (“Unaffiliated Underlying Funds”).  The Affiliated Underlying Funds and the Unaffiliated Underlying Funds in which the proposed funds may invest are, collectively, referred to as “Underlying Funds.”

The Applicants believe that: (1) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (2) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies to be adopted by the proposed funds, and the proposed transactions are consistent with the general purposes of the Act; and (3) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this application; the Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act.

B.	Comparability of Relief Sought to Prior Relief Granted by Commission

Like other prior exchange-traded funds (“ETFs”) discussed below, the initial proposed fund will track the performance of a particular market index.  The investment advisor selects the Underlying Funds consistent with the proposed fund’s investment objective and policies, and it may select other securities for the proposed fund that are not issued by registered investment companies and which are consistent with the proposed fund’s investment objective and policies.  In addition, the relief requested in this Application is similar to the relief granted by the Securities and Exchange Commission (the “Commission”) to other open-end management investment companies operating as ETFs, including Claymore Exchange-Traded Fund Trust (“Claymore”), HealthShares, Inc. (“HealthShares”), WisdomTree Investments, Inc. (“WisdomTree”), ProShares Trust (“ProShares”), Fidelity Commonwealth Trust, PowerShares Exchange-Traded Fund Trust (“PowerShares”), Rydex ETF Trust (“Rydex”), Barclays Global Fund Advisors (“Barclays”) and NETS Trust (“NETS”), pursuant to their respective applications for exemptive relief (collectively, the “Index ETFs”).2  The Applicants note that the Commission

2 See the applications of Claymore Exchange-Traded Fund Trust (File No. 812-13297), filed with the Commission on September 11, 2006, as amended; HealthShares, Inc. (File No. 812-13264), filed with the Commission on March 1, 2006, as amended; WisdomTree Investments, Inc. (File No. 812-13280), filed with the Commission on April 19, 2006, as amended; ProShares Trust (File No. 812-12354), filed with the Commission on December 5, 2000, as amended; Fidelity Commonwealth Trust (File No. 812-12997), filed with the Commission on August 4, 2003, as amended; PowerShares Exchange-Traded Fund Trust (File No. 812-12911), filed with the Commission on December 16, 2002, as amended; Rydex ETF Trust (File No. 812-12546), filed with the Commission on June 8, 2001, as amended; Barclays Global Fund Advisors (File Nos. 812-11598 and 812-11600), filed with the Commission on April 30, 1999, as amended; and NETS Trust (File No. 812-13444), filed with the Commission on February 29, 2008, as amended, each pursuant to Section 6(c) of the Act (requesting exemptions from Sections 2(a)(32) and 5(a)(1) and Rule 22c-1) and pursuant to Sections 6(c) and 17(b) of the Act (from Section 17(a)).

has also recently granted exemptive relief to four actively-managed exchange-traded funds (collectively, the “Actively-Managed ETFs”).3    The Commission issued orders granting all such applications.4  The Actively-Managed ETFs and the Index ETFs are sometimes referred to collectively in this Application as the “Prior ETFs.”

The Applicants believe that each portfolio of the proposed funds will be substantially as transparent as the Prior ETFs, and the arbitrage function of the ETF structure will allow the secondary market price of the Shares to track net asset value (“NAV”) as closely as in the case of the Prior ETFs.

The Application of the Applicants with respect to an exemption from Section 19(b) of the Act and Rule 19b-1 of the Act is substantially similar to the recent applications of (each of which is a closed-end investment company) ING Clarion Real Estate Income Fund, et

3 See WisdomTree Trust, et. al., Investment Company Act Release No. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order) (the “WisdomTree Actively-Managed Funds”); Barclays Global Fund Advisors, et. al., Investment Company Act Release No. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order) (the “Barclays Actively-Managed Funds”); Bear Steams Asset Management, Inc., et. al., Investment Company Act Release No. 28143 (February 5, 2008) (notice) and 28172 (February 27, 2008) (order) (the “Bear Stearns Actively-Managed Funds”); and PowerShares Capital Management LLC, et. al., Investment Company Act Release No. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order) (the “PowerShares Actively-Managed Funds”).

4 See In the Matter of Claymore Securities, Inc, Investment Company Act Release No. 27524 (October 24, 2006) (order); In the Matter of HealthShares, Inc., Investment Company Act Release No. 27549 (December 7, 2006) (order) and Investment Company Act Release No. 27871 (June 21, 2007) (order); In the Matter of WisdomTree Investments Inc., Investment Company Act Release No. 27391 (June 12, 2006) (order); In the Matter of ProShares Trust, Investment Company Act Release No. 27394 (June 13, 2006) (order); In the Matter of Fidelity Commonwealth Trust, Investment Company Act Release No. 26178 (September 12, 2003) (order); In the Matter of PowerShares Exchange-Traded Fund Trust, Investment Company Act Release No. 25985 (March 28, 2003) (order); In the Matter of Rydex ETF Trust, Investment Company Act Release No. 25970 (March 31. 2003) (order); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (order); and In the Matter of NETS Trust, Investment Company Act Release No. 28166 (March 17, 2008) (order).

al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); and Cohen & Steers Advantage Income Realty Fund, Inc., et al. Investment Company Act Release Nos. 28341 (July 24, 2008) (notice) and (August) (order).

The Commission has in certain circumstances granted relief from Section 19(b) and Rule 19b-1 thereunder to registered open-end investment companies.  See, in particular, Flag Investors Corporate Cash Trust, Investment Company Act Release Nos. 15650 (March 27, 1987 (notice) and 15706 (April 27, 1987) (order) (order permitting an open-end fund that writes covered call options to include the portion of gains received from those options treated as long-term gains under Section 1256 of the Internal Revenue Code of 1986, in the fund’s monthly distributions) (Applicants note that the Commission granted similar exemptive orders to approximately 12 different applicants from the period 1985 to 1987, not all are listed here); CBA Money Fund, et. al., Investment Company Act Release Nos. 15906 (May 13, 1986) (notice) and 15144 (June 11, 1986) (order) (order permitting a money market fund that may in unanticipated circumstance hold securities that result in the accrual of long-term capital gains the money market fund would be permitted to distribute such gains at approximately the time they accrue together with the fund's other distributions of income); and Massachusetts Fund, et. al., Investment Company Act Release Nos. 14166 (September 19, 1984) (notice) and 14201 (October 17, 1984) (order) (order permitting the disposition of capital gains in connection with the reorganization of a mutual fund).

The Application of the Applicants with respect to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(D)(1)(B) of the Act is substantially similar to the applications for exemption of John Hancock Trust, et. al. Investment Company Act Rel. No. 27848 (May 30, 2007) (notice) and Investment Company Act Rel. No. 27873 (June 26, 2007)

(order) (“John Hancock”); Van Eck Worldwide Insurance Trust, et. al. Investment Company Act Rel. No. 27820 (May 9, 2007) (notice) and Investment Company Act Rel. No. 27849 (June 1, 2007) (order) (“Van Eck Worldwide”); Members Mutual Funds. et. al., Investment Company Act Rel. No. 27598 (December 13, 2006) (notice) and Investment Company Act. Rel. No. 27657 (January 9, 2007) (order) (“Members Mutual Funds”); ING Partners Inc., et al., Investment Company Act Ret. No. 27116 (October 12, 2005) (notice) and Investment Company Act Re. No. 27142 (November 8, 2005) (order) (“ING Partners”); MetLife Investors USA Insurance Company et al., Investment Company Act Rel. No. 27028 (August 11,2005) (notice) and Investment Company Act Re. No. 27059 (September 7, 2005) (order) (“Metlife Investors).

II.	Background
A.	Brief Overview of ETF Trust

We anticipate that the trust of which the proposed funds will be series will be established under the laws of Delaware as a Delaware statutory trust and registered with the Commission as an open-end management investment company (the “Trust”).  The Trust will be organized as a series fund with one initial series.  The Applicants are requesting relief with respect to the initial fund (the “Initial Fund”) of the Trust described in Exhibit B hereto.  The Applicants also request that the relief requested herein extend to future funds of the Trust (each a “Future Fund”).  Any Future Fund will (1) be advised by the Advisor (as defined below) or an entity controlled by or under common control with the Advisor and (2) comply with the terms and conditions stated in this Application.  References in this Application to “Applicant Fund” include, as appropriate, the Initial Fund and any Future Fund.

Each Applicant Fund will operate substantially in the same manner as Prior ETFs; Shares of each Applicant Fund may be purchased and redeemed only by Authorized Participants and only in Creation Units (other than pursuant to the Dividend Reinvestment Service discussed below) as described in Sections I.B., II.K and II.M.

B.	The Applicants’ Proposal

The Trust intends initially to offer the Initial Fund, which will be a separate series of the Trust.  The Applicant Funds will issue, on a continuous offering basis, Shares, to be listed and traded on a U.S. national securities exchanges as defined in Section 2(a)(26) of the Act (each, an “Exchange”).  The Exchange upon which the Shares of an Applicant Fund are initially listed for trading is referred to in this Application as the “Primary Exchange.”  Other Exchanges upon which the Shares subsequently may be traded are referred to in this Application as “Other Exchanges.” The Applicant Funds will redeem Shares on a continuous basis, at NAV, only in large specified numbers of Shares called “Creation Units” (other than pursuant to the Dividend Reinvestment Service discussed below), with lots ranging from 15,000 to 50,000 Shares.  The Applicant Fund will only issue shares in Creation Units or pursuant to the Dividend Reinvestment Program described below in Section II.O.  Except when aggregated in Creation Units, Shares are not redeemable securities of the Trust.  Only Authorized Participants (as defined in Section II.K.2) may purchase or redeem Shares directly from the Trust in Creation Units. Only The Depository Trust Company may purchase units directly from the Trust pursuant to the Dividend Reinvestment Program.   Retail investors will not qualify as Authorized Participants.  Therefore, retail investors will be unable to purchase or redeem Shares from the Trust except pursuant to the Dividend Reinvestment Program.  Other than pursuant to the Dividend Reinvestment Program, retail investors will purchase and sell Shares in the secondary market (i.e., on an Exchange) with the assistance of a broker or dealer (either being a “Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”),  and will pay brokerage commissions, dealer mark-ups and other fees.  The Applicants intend that the NAV per Share be established at a level convenient for trading purposes.5

The Applicants believe that the Shares must be available on an “open-end” basis (continuously offered) and provide ready redeemability for Authorized Participants presenting the specified Creation Units for redemption.  The Applicants believe that this structure will permit efficiencies in pricing, respond to market needs and provide reductions in certain costs experienced by the Trust, such as custodian transaction fees and various other Applicant Fund overhead costs and fund accounting costs.

C.	The Trust

As discussed above, the Trust will be established under the laws of Delaware as a Delaware statutory trust and will be registered with the Commission as an open-end management investment company.  The Trust will be authorized to offer an unlimited number of series.  The Trust will offer and sell Shares pursuant to a registration statement on Form N-1A (the “Registration Statement”).

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor the Applicant Funds will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features described in this Application that make the Trust significantly different from what the investing public associates with a traditional mutual fund.  Instead, the Trust will be marketed, as

5 Applicants believe that a convenient trading price will be approximately $100 per Share, and the Trust reserves the right to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from that price. As discussed in Section II.F, each shareholder will have one vote per Share.

applicable, as an “exchange-traded fund,” an “ETF,” an “investment company,” a “fund” or a “trust” offering Shares.  See Section II.T.

D.	The Advisor

The Applicant Funds will be advised by an investment advisor (“Advisor”) registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  The Advisor is not affiliated (within the meaning of Section 2(a)(3) of the Act) with any Exchange.

The Advisor will act as investment advisor to the Applicant Funds although other sub-advisors may be retained to advise the Applicant Funds (each a “Sub-Advisor”).  Any Sub-Advisor will be registered under the Advisers Act and will not be affiliated with the Exchanges on which the Applicant Funds advised by such Sub-Advisor are listed.

E.	The Distributor

The Applicant Funds’ distributor and principal underwriter of the Creation Units (the “Distributor”) will be a broker-dealer registered under the Exchange Act.  The Distributor will distribute Shares on an agency basis.  See Section II.K for a discussion of the Distributor’s role and duties.  The Distributor will not be affiliated with the Primary Exchange for any Applicant Fund or with any Other Exchange.  The Distributor will be identified in the current prospectus for the Applicant Funds (the “Prospectus”).

F.	Capital Structure and Voting Rights: Book-Entry of Shares

Each Applicant Fund will have one class of Shares.  Each shareholder will have one vote per Share with respect to matters regarding the Trust or the Applicant Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Applicant Funds will not issue individual Share certificates.  The Depository Trust Company (“DTC”), a limited-purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interest being sometimes referred to in this Application as “Beneficial Owners”) will be shown on the records of DTC or of DTC participants consisting of certain broker-dealers, banks, trust companies and other financial institutions (“DTC Participants”).  Beneficial Owners will exercise their rights in such securities indirectly through DTC and DTC Participants.  All references in this Application to owners or holders of Shares will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  No Beneficial Owner will have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications from the Applicant Funds to Beneficial Owners will be at each Applicant Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

G.	Investment Objective and Principal Investment Strategies for Initial Fund

The Initial Fund seeks to make monthly distributions of cash while providing investment results that correspond (before fees and expenses) generally to the price and yield performance of the Standard & Poor’s 500® Index (“S&P 500®”) (the “Underlying Index”).  The Initial Fund is a “fund of funds,” as it invests its assets in the securities of funds designed to track the price and performance and dividend yield of the S&P 500® (“S&P 500 Funds”).  The Initial Fund will charge for its own direct expenses, in addition to bearing a proportionate share of the expenses charged by the underlying funds in which it invests.

The Advisor will seek to match the performance of the Underlying Index.  The Initial Fund will normally invest at least 80% of its total assets in securities of S&P 500 Funds.  The S&P 500 Funds are exchange-traded funds advised by unaffiliated entities or the Advisor or its affiliates.  The Initial Fund and any Underlying Fund advised by the Advisor or its affiliates will be part of the same group of investment companies.

The Initial Fund will make monthly cash distributions to shareholders.  The monthly cash distributions are based on a set annual distribution rate.  See Exhibit B for more detail on the Initial Fund.

Each Applicant Fund will seek to make periodic distributions of cash while providing specified investment results.  The periodic cash distributions may be timed to a set regular date based on a specified annual distribution rate, or they may be made in accordance with a formula based on objective criteria relating to future events.  It is expected that the amount of periodic cash payments in each taxable year will exceed the current and accumulated earnings and profits of the Applicant Fund, and that the portion of periodic cash payments that is in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to shareholders.  The cash for the periodic distributions will come from purchases of Creation Units by Authorized Participants, the regular dividends received by the Applicant Fund from the Underlying Funds, and, as necessary or advisable, from the sale of portfolio assets by the Applicant Fund.

The Applicant Funds are specifically designed to provide investors with regular cash flows from their investments.  The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange-traded vehicle for investment in a portfolio designed to preserve and grow invested capital, while providing a regular stream of cash distributions.  In particular, the Applicants believe that retail investors may be attracted to the Applicant Funds as an appropriate way to generate cash flow to help meet retirement expenses.

The disclosure of the Applicant Funds will clearly identify that while the Applicant Funds intend to provide regular distributions, portions of such distributions may include a return of the investor’s capital in the Fund.  By permitting the Applicant Funds to distribute long-term capital gains on a regular basis, investors will be provided the greatest flexibility to choose an investment vehicle that serves their income needs, while at the same time being informed through prospectus disclosure of the possibility of a return of capital component to their distributions.

Each Applicant Fund’s investment objective, policies, investment strategies and risks will be fully disclosed in the Prospectus and the Statement of Additional Information (“SAI”).

H.	Management of the Trust

While the assets of the Applicant Funds will be managed by the Advisor, the trustees of the Trust (“Trustees”) will have overall responsibility for the operations of the Trust.  The composition of the Trustees will comply with Section 10 of the Act.

I.	Exchange Listing of the Shares

The Trust intends to submit an application to list the Shares of each Applicant Fund on the Primary Exchange for such Shares.  The Distributor will serve as principal underwriter only of the Creation Units.  The secondary market for the Shares of an Applicant Fund will exist on the Primary Exchange for such Shares as well as Other Exchanges and in the over-the-counter market.

Neither the Distributor nor any affiliated person of the Distributor, the Applicant Fund, the Advisor or the Applicant Fund’s promoter will maintain a secondary market in Shares.6  Shares traded on the Primary Exchange or Other Exchange will be traded in a manner similar to that of the Prior ETFs.  If and when the American Stock Exchange, Inc. (the “AMEX”) or the New York Stock Exchange, Inc. (“NYSE”) is the Primary Exchange, it is expected that one or more member firms of such Exchange will be designated to act as a specialist (“Specialist”) and maintain an orderly market for the Shares trading on the Exchange.  If and when NYSE affiliate NYSE Arca is the Primary Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Shares listed on NYSE Arca.  If and when the NASDAQ Stock Market, Inc. (“NASDAQ”) is the Primary Exchange, it is expected that one or more member firms of NASDAQ will act as a market maker (a “Nasdaq Market Maker”) and maintain a market on NASDAQ for Shares trading on NASDAQ.  Arca Market Makers and Nasdaq Market Makers are referred to collectively in this Application as “Market Makers.”7

If the Primary Exchange is the AMEX, then Rule 1002A of the AMEX would require the AMEX to consider suspension of trading in or removal from listing of the Shares if (i) there are fewer than 50 beneficial holders of an Applicant Fund for 30 or more consecutive

6 The Applicants understand that none of the distributors of any of the Prior ETFs currently listed on an Exchange maintains a secondary market for those ETFs.

7 If Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered as Market Makers in Shares to maintain the listing.  Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions.  No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, other than due to ownership of Shares, as described in Section IV.A.

trading days or (ii) such other event shall occur or condition shall exist which in the opinion of the AMEX makes further dealings on the AMEX inadvisable.  In addition, if an Applicant Fund ceases operation and terminates, the AMEX will remove the Shares of such Applicant Fund from listing and trading.  Similar requirements are expected to be established by Other Exchanges upon which the Shares may be listed.  See, e.g., NASD Rule 4420(j).  As long as an Applicant Fund operates in reliance on the requested Order, the Shares issued by that Applicant Fund will be listed on an Exchange.  Applicant Fund Shares also may be cross-listed and traded on one or more foreign exchanges.

J.	Sales of Shares

1.	General

a.	Creation Units

The Trust will be structured in a manner similar to all Prior ETFs and will offer, issue and sell Shares of its Applicant Funds to investors in Creation Units through the Distributor on a continuous basis at the NAV per Creation Unit next determined after an order in proper form is received.  The NAV of each Applicant Fund is expected to be determined as of the close of the regular trading session on the Primary Exchange for the Applicant Fund, ordinarily 4:00 p.m. Eastern Time (“ET”) on each day that the Primary Exchange is open for business (the “Closing Time”).8  The Trust will sell and redeem Creation Units of an Applicant Fund only on a “Business Day,” which is any day that the Primary Exchange, the Trust and the Applicant Fund’s custodian (“Custodian”) are open for business, including as required by Section 22(e) of the Act.

8 Applicants note that each Fund will have in place procedures that provide for the fair valuation of portfolio securities in calculating NAV.

The Applicant Funds will always have a fixed number of Shares in a Creation Unit as specified in the Prospectus.9  As discussed in Section II.J, Shares will be listed on the Primary Exchange and traded in the secondary market in the same manner as other equity securities.

Creation Units will be created solely by the deposit of cash.  The Applicants do not believe that cash payments will affect the pricing efficiency of the Fund.  As long as Authorized Participants can redeem in kind and can hedge positions through the use of other assets that track the index, the pricing efficiency of the Shares should be no different from other index funds.

b.	Transaction Fees

The Trust may impose purchase and redemption transaction fees (“Transaction Fees”) in connection with the purchase and redemption of Creation Units.  The exact amounts of the Transaction Fees will be determined separately for each Applicant Fund by the Advisor.  The purpose of the Transaction Fees is to protect the continuing shareholders of the Trust from the possible dilutive transaction costs, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions in connection with the purchase and redemption of Creation Units.

The maximum Transaction Fees relevant to each Applicant Fund, and any variations or waivers thereof, will be disclosed in the Prospectus.  The method of determining the

9 Assuming a Creation Unit of 50,000 Shares and a $100 Share price for an Applicant Fund as of the first day of trading on the Primary Exchange, the Creation Unit value on that day would be $5,000,000.

Transaction Fees, and variations or waivers thereof, will be disclosed in the Prospectus or the SAI (or both).  From time to time and for such periods as the Advisor in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of any Applicant Fund may be increased, decreased or otherwise modified.  Such changes and variations will be effected by an amendment or supplement to the Registration Statement.  Such Transaction Fees will be limited to amounts that will have been determined by the Advisor to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the portfolio securities held by the Trust.  In all cases such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.	Section 12(d)(1) Disclosure

The Shares will be shares of registered investment companies.  Accordingly, the acquisition of any Shares by an investment company or a company relying on Section 3(c)(1) or 3(c)(7) of the Act, whether acquired from the applicable Applicant Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act.

2.	Placement of Purchase Orders

The Distributor will process orders to purchase Creation Units received by U.S. mail, telephone, facsimile and other electronic means of communication by 4:00 p.m. ET, as long as such orders are in proper form.  An order in proper form that is received by 4:00 p.m. ET will be processed on the day it is transmitted.  Mail is received periodically throughout the day.  An order sent by U.S. mail will be opened and time-stamped when it is received.  If an order to purchase a Creation Unit is received in proper form by 4:00 p.m. ET, then it will be processed that day (the “Transmittal Date”).  An order to purchase Creation Units made in proper form, but received by the Distributor after 4:00 p.m. ET, will be deemed received on the next Business Day following the Transmittal Date and will be effected at the NAV determined on such Business Day.

All orders to purchase Creation Units must be placed on a Business Day with the Distributor by or through an “Authorized Participant,” which is: (i) a “Participating Party” (i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission), or (ii) a Participant in DTC, which, in either case, has executed a “Participant Agreement” with the Distributor.  Creation Units may be purchased only by or through an Authorized Participant.  An investor need not be an Authorized Participant but must place an order through, and make appropriate arrangements with, an Authorized Participant.  An Authorized Participant need not be an Exchange member.

After the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Applicant Fund will be instructed to initiate delivery of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described in subsection 3 below.  The Distributor also will be responsible for delivering the Prospectus to the Authorized Participant purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the Applicant Fund to implement the delivery of Shares.  The Distributor may delegate certain administrative tasks to an administrator (the “Administrator”).

3.	Payment Requirements

Payments with respect to Creation Units placed through the Distributor are expected to be made in cash.  The purchaser must also pay the appropriate Transaction Fee (See Section II.K.1.b).

4.	Rejection of Purchase Orders for Creation Units

Upon the deposit of the requisite cash payment for Creation Units and Transaction Fee, Shares in Creation Units will be delivered to the purchaser.

An Applicant Fund, the Distributor or an agent of either of them may reject any purchase order if:

(1)	the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Applicant Fund;

(2)	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

(3)	the acceptance of the purchase order would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Applicant Fund or the shareholders of the Applicant Fund;

(4)
 the value of the purchase amount exceeds a purchase authorization limit extended to an Authorized Participant by the Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to 4:00 p.m. on the Transmittal Date; or

(5)	in the event that it is impractical for the Trust, the Distributor and the Advisor to process purchase orders due to circumstances outside their control.

K.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid and offer market.  The secondary market price of Shares of any Applicant Fund, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio securities held by the Applicant Fund.  In addition, Shares will be available for purchase or sale intra-day on an Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange therefore may be below, at or above the most recently calculated NAV of the Shares.

No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust.  Purchases or sales of Shares on an Exchange by an investor will be subject to brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the indicative intra-day value (“IIV”) of each Applicant Fund (as described in Section II.U.2), will be features of the Trust particularly attractive to certain types of investors.  The Applicants intend to emphasize these features in the marketing of Shares.

The Applicants note that the pricing of Shares by means of bids and offers on an exchange in the secondary market is no longer novel.  The Applicants are aware of the marketing success of SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, iShares and VIPERS products, the individual securities of which are traded on the Primary Exchange, but which also permit on a continuous basis the creation and redemption of specified aggregations of such individual securities.  The Applicants have been advised by Exchange representatives that the shares of Prior ETFs generally have traded close to their respective NAVs on a per-share basis since trading of such shares commenced.  The Applicants believe that the Shares will experience similar trading patterns.

L.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Distributor, which will act as the Trust’s agent for redemption.  Redemption orders must be placed by or through an Authorized Participant.  Creation Units of each Applicant Fund will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption in good order by the Trust.  Each Applicant Fund will have, pursuant to its organizational documents, the right to make redemption payments in-kind, in cash, or in a combination of each, provided the value of its redemption payments on a Creation Unit basis equals the NAV for the Creation Unit(s) being redeemed.  The Applicants currently contemplate that Creation Units of each Applicant Fund generally will be redeemed by cash payment.  In certain cases, however, an Applicant Fund may, in its discretion, redeem by effecting delivery of redemption securities (“Redemption Securities”). 10

Creation Units of each Applicant Fund will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the Trust in the manner specified below.  Consistent with the provisions of Section 22(e) of the Act and Rule

10 Each Fund will comply with federal securities law in satisfying redemptions with Redemption Securities, including that the Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  As a general matter, the Redemption Securities will correspond pro rata to the designated portfolio securities received by the Applicant Fund from the Underlying Funds from its in-kind redemptions with such Underlying Funds.

22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

Subject to the foregoing, Creation Units of any Applicant Fund to be redeemed in-kind on a Business Day will be redeemed in-kind for the Redemption Securities and the Cash Redemption Amount (defined below), plus any Transaction Fee.11  The CR agent, on the Applicant Fund’s behalf, will publish the list of Redemption Securities.12  The Applicant Fund will also pay to, or receive from, the redeeming Authorized Participant a “Cash Redemption Amount” equal to the difference between the value of the portfolio securities being delivered and the NAV of the Creation Units being redeemed.  The Applicant Fund will transfer the Redemption Securities plus the Cash Redemption Amount, if any, owed to the redeeming Authorized Participant in all cases no later than the third Business Day next following the date on which request for redemption is made.

Redemptions will occur through procedures that are analogous (in reverse) to those for purchases.  The Distributor will process orders to redeem Creation Units transmitted by U.S. mail, telephone, facsimile and other electronic means of communication by 4:00 p.m. ET,

11 In the event that the Trust or any Applicant Fund is terminated, the composition and weighting of the portfolio securities to be made available to redeemers shall be established as of such termination date. There will be no specific termination events, but the Trust or any Applicant Fund may be terminated either by a majority vote of the board of trustees or by the affirmative vote of a majority of the holders of the Trust or the Funds entitled to vote. Although the Shares will not be automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents will provide that the board of trustees will have the unrestricted power to alter the number of Shares in a Creation Unit. Therefore, in the event of a termination, the board of trustees in its discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Trust might elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

12 The Redemption Securities on any given Business Day may differ slightly from one another.

as long as such orders are in proper form.  Mail is received periodically throughout the day.  A redemption order sent by U.S. mail will be opened and time-stamped when it is received.  If an order to redeem a Creation Unit is received in proper form by 4:00 p.m. ET, then it will be processed that day.  All redemption requests must state the number of Shares that will be transferred for redemption.

All requests for redemption are subject to acceptance by the relevant Applicant Fund and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the Applicant Fund, which delivery must be made to the Applicant Fund through, or outside, the Clearing Process, according to the procedures set forth in the Participant Agreement.  If a request for redemption is rejected by the Applicant Fund, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, then the Applicant Fund will so notify the redeeming Authorized Participant, which would have to re-submit the request in good order.  Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Applicant Fund and as specified in the Participant Agreement.  An entity redeeming Shares in Creation Units outside the Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Clearing Process, calculated in the manner disclosed in the Prospectus or the SAI (or both).

1.	Redemption of Creation Units Using the Clearing Process

Orders to redeem Creation Units may be made through the Clearing Process by a Participating Party that has executed a Participant Agreement.  An order to redeem Creation Units using the Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Distributor no later than 4:00 p.m. ET on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the NAV next determined on such Business Day.  An order to redeem Creation Units using the Clearing Process made in proper form, but received by the Distributor after 4:00 p.m. ET, will be deemed received on the next Business Day following the Transmittal Date and will be effected at the NAV determined on such Business Day.  The cash payment, or, if applicable, the requisite Redemption Securities and the Cash Redemption Amount, will be transferred by the third Business Day following the date on which such request for redemption is deemed received.

2.	Redemption of Creation Units Outside the Clearing Process

Creation Units may be redeemed outside the Clearing Process by a DTC Participant that has executed a Participant Agreement.  A DTC Participant that wishes to place an order for redemption of Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such order must state that the DTC Participant is not using the Clearing Process and that redemption of Creation Units instead will be effected through transfer of Creation Units directly through DTC.  An order to redeem Creation Units outside the Clearing Process is deemed received by the Distributor on the Transmittal Date if: (i) such order is received by the Distributor not later than 4:00 p.m. ET on such Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares of Creation Units specified in such order, which delivery must be made through DTC to the Custodian no later than 11:00 a.m. ET on the next Business Day following such Transmittal Date (the “DTC Cut-Off Time”); and (iii) all other procedures set forth in the Participant Agreement are properly followed.  An order to redeem Creation Units outside the Clearing Process made in proper form, but received by the

Distributor after 4:00 p.m. ET, will be deemed received on the next Business Day following the Transmittal Date and will be effected at the NAV determined on such Business Day.

After the Distributor determines that it has received an order outside the Clearing Process, the relevant Applicant Fund will initiate procedures to transfer the cash payment, or, if applicable, the requisite Redemption Securities and Cash Redemption Amount, within three Business Days to the redeeming Beneficial Owner, following the Transmittal Date on which the redemption order is deemed received by the Distributor.

The calculation of the value of the cash payment, or, if applicable, the Redemption Securities and the Cash Redemption Amount, to be delivered upon redemption will be made by the Custodian according to the procedures described in the Prospectus and the SAI and will be computed on the Business Day on which a redemption order is deemed received by the Distributor.  Therefore, if a redemption order in proper form is submitted to the Distributor by a DTC Participant not later than 4:00 p.m. ET on the Transmittal Date, and if the requisite number of Shares is delivered to the Custodian before the DTC Cut-Off Time, then the value of the cash payment, or, if applicable, the requisite Redemption Securities and the Cash Redemption Amount, to be delivered will be determined by the Custodian on such Transmittal Date.  If, however, a redemption order is submitted to the Distributor by a DTC Participant not later than 4:00 p.m. ET on the Transmittal Date, but either (i) the requisite number of Shares is not delivered by the DTC Cut-Off Time, as described above, or (ii) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date.  In that case, the value of the cash payment, or, if applicable, the requisite Redemption Securities and the Cash Redemption Amount, to be delivered will be computed on the Business Day that such order is deemed received by the Distributor (i.e., the Business Day on which Shares are delivered through DTC to the Custodian by the DTC Cut-Off Time on such Business Day pursuant to a properly submitted redemption order).

When redemptions are made outside the Clearing Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the relevant Applicant Fund through the use of the DTC participant terminal.  The corresponding delivery of the requisite share amounts of each of the Redemption Securities from the relevant Applicant Fund to the entity placing the redemption request involves a manual line-by-line position movement of such securities through the use of the same system.  In this procedure, both the relevant Applicant Fund and the entity placing the redemption request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of the underlying Redemption Securities.  Transmission of the Cash Redemption Amount and Transaction Fee (which Transaction Fee covers the associated processing, settlement and clearing costs) must be accomplished in a manner acceptable to the Custodian, normally through a DTC cash transfer system.  An entity redeeming Shares in Creation Units outside the Clearing Process may be required to pay a higher Transaction Fee, in an amount disclosed in the Prospectus, than would have been charged had the redemption been effected through the Clearing Process.

M.	Qualification as a Regulated Investment Company

Each Applicant Fund will adopt certain fundamental policies consistent with the Act.  Additionally, each Applicant Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify for treatment as a “regulated investment company” (or “RIC”) for U.S. federal income tax purposes, with the result that the Trust and the Applicant Funds effectively will be treated as if they were separate entities and will generally not be subject to U.S. federal income tax on their income to the extent that they distribute substantially all of their investment company taxable income and net capital gains and satisfy other applicable requirements of the Internal Revenue Code.

N.	Dividends, Distributions and Taxes

Under applicable U.S. income tax law, the Applicant Funds will not realize gain or loss by reason of distributing securities upon redemption of Creation Units by Authorized Participants.  Each Applicant Fund will nevertheless realize income by receiving dividends paid on portfolio securities, and each Applicant Fund will realize gain or loss upon the sale of portfolio securities.

Each Applicant Fund will seek to make periodic distributions of cash while providing specified investment results.  The periodic cash distributions may be timed to a set regular date based on a specified annual distribution rate, or they may be made in accordance with a formula based on objective criteria relating to future events.  It is expected that the amount of periodic cash payments in each taxable year will exceed the current and accumulated earnings and profits of the Applicant Fund, and that the portion of periodic cash payments that is in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to shareholders.  The cash for the periodic distributions will come from purchases of Creation Units by Authorized Participants, the regular dividends received by the Applicant Fund from the Underlying Funds, and, as necessary or advisable, from the sale of portfolio assets by the Applicant Fund.

The disclosure of the Applicant Funds will clearly identify that while the Applicant Funds intend to provide regular distributions, portions of such distributions may include a return of the investor’s capital in the Fund.  By permitting the Applicant Funds to distribute long-term capital gains on a regular basis, investors will be provided the greatest flexibility to choose an investment vehicle that serves their income needs, while at the same time being informed through prospectus disclosure of the possibility of a return of capital component to their distributions.  The Applicant Funds believe that there are no reasons to restrict an open-end fund from including in its regular distributions long-term capital gains where the objectives of the fund are to provide regular distributions and the potential for a return of capital is disclosed to investors.

Each Applicant Fund (i) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Applicant Fund, plus any net capital gains, and (ii) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Internal Revenue Code.  The board of trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each of the Applicant Funds as a RIC or to avoid imposition of income or excise taxes on undistributed income.

Dividends and other distributions on the Shares of each Applicant Fund will be distributed, as described below, pro rata to Beneficial Owners of such Shares.  Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners then of record with proceeds received from each Applicant Fund.

O.	Dividend Reinvestment Program

The Trust may make the DTC book-entry Dividend Reinvestment Service (the “Service”) available for use by Beneficial Owners for reinvestment of their cash dividends.  If the Service is used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole Shares issued by the Applicant Fund at NAV per Share.  Shares will be issued at NAV under the Service regardless of whether the Shares are then trading in the secondary market at a premium or discount to net asset value.  In addition, under the Trust’s planned reinvestment option Beneficial Owners may elect to have cash dividends automatically reinvested in shares of funds advised by the Advisor or an entity controlled by or under common control with the Advisor that are part of the same group of investment companies.

The Prospectus will make clear to Beneficial Owners that the Service is optional and that broker dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices.  They will be encouraged to consult their broker dealer for further information regard the Service or other dividend reinvestment programs.  In addition, the Prospectus will clearly caution Beneficial Owners that under the Service Shares will be issued at NAV, which could result in such Shares being acquired at a price higher than that at which they could be sold in the secondary market on the day they are issued.  So, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Service or another dividend reinvestment program.

Furthermore, the Applicant Funds assert, as discussed more fully below, that secondary market transactions in Shares should generally occur at prices close to their NAV.  So, it is highly unlikely that Shares issued at NAV would be issued at a price materially higher than that at which they could be sold in the secondary market.  Furthermore, because investors must usually pay commissions when effecting trades in the secondary market, these costs could equal or exceed the difference between the NAV and any discount at which Shares are trading in the secondary market.

Broker dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. Investors should consult their broker dealer for further information regarding the Service or other dividend reinvestment programs.  The SAI will inform investors of this fact and direct interested investors to contact the investor’s broker-dealer to ascertain the availability and a description of such a service through the broker-dealer.  The SAI will also caution interested Beneficial Owners that they should note that each broker-dealer may require investors to adhere to specific procedures and timetables in order to participate in the service and that the investors should ascertain from their broker-dealer the necessary details.  Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares.  Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

P.	Fees and Expenses

The Trust will incur three kinds of expenses: organizational expenses, offering expenses and operational expenses.

The organization and offering costs of the Trust incurred in connection with the issuance of the Shares before their public offering may be assumed in whole or in part by the Advisor or may be advanced by the Advisor or another party.  The Trust will expense organization costs, if not assumed by the Advisor, as they are incurred.13  Advanced amounts, if any, will begin to be reimbursed by the Trust upon consummation of the initial offering of the Shares; such amounts will be disclosed in the Prospectus.  The Trust will expense offering costs during the first year of operations.14

All expenses incurred in the operation of the Trust will be borne by the Trust and the Applicant Funds, except to the extent specifically assumed by the Advisor, the Administrator or some other party.  The Advisor may pay the fees and expenses of the Administrator, Custodian, transfer agent (“Transfer Agent”), CR agent, pricing agent (“Pricing Agent”) and fund accounting agent.  Other operational expenses (whether or not assumed by the Advisor) may include, but will not be limited to, the following: brokerage commissions; registration fees of the Commission; state “blue sky” fees (to the extent applicable); Exchange listing fees; licensing fees; the costs of preparing, printing and mailing prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents; fees and expenses of Trustees who are not “interested persons” (as defined in the Act) of the Trust; legal and audit fees; insurance premiums and other costs.  All operational fees and expenses incurred by the Trust will be accrued and allocated to the Applicant Funds on a daily basis, except to the extent expenses are specifically assumed by the Advisor or another party.

13 Organization costs may include legal services pertaining to organization of the Trust, service agreements and research and consultation services in connection with the initial meeting of Trustees, as well as audit fees related to the initial registration statement and seed capital audit.

14 Offering costs may include legal fees pertaining to the Trust’s initial registration statement, Commission and state registration fees, underwriting and similar costs, costs of printing prospectuses for sales purposes, initial fees paid to be listed on an Exchange and tax opinion costs related to offering Shares.

The investment advisory contract with the Advisor and the fees payable thereunder will be approved pursuant to Section 15(c) of the Act and will comply with the provisions of the Advisers Act.  For its services, the Advisor will receive an advisory fee, accrued daily and paid monthly, on an annualized basis, of a specified percentage of the average daily NAV of each Applicant Fund.  The advisory fees payable for each Applicant Fund will be disclosed in the Prospectus.  The Administrator, Transfer Agent and Custodian will provide certain administrative, transfer agent and custodial services to the Trust for specified fees that will be disclosed in the Prospectus.

Q.	Shareholders Transaction and Distribution Expenses

The Applicant Funds will impose a Transaction Fee only on those investors purchasing and redeeming Creation Units.  No sales charges for purchases of Creation Units of the Applicant Funds will be imposed, it being understood that the Transaction Fees described in this Application will be imposed by the Trust.  Investors purchasing and selling Shares in the secondary market will incur only brokerage commissions.

R.	Shareholder Reports

The Trust will furnish to the DTC Participants, for distribution to Beneficial Owners, notifications with respect to each distribution and an annual notification as to the tax status of each Applicant Fund’s distributions to the DTC Participants for distribution to the Beneficial Owners.  The Trust also will distribute its annual report containing audited financial statements.  Copies of annual and semiannual shareholder reports also will be provided to the DTC Participants for distribution to Beneficial Owners.

S.	Sales and Marketing Materials

The marketing materials describing Shares will not refer to the redeemability of Shares.  Further, in all marketing materials where the features or methods of obtaining, buying or selling Creation Units are described, or where there is reference to redeemability, there will be a prominent statement or statements to the effect (i) that individual Shares outstanding are not individually redeemable and that owners of Shares may acquire and tender Shares for redemption to the Trust in Creation Units only and (ii) that the purchase and sale prices of individual Shares outstanding may be below, above or at the most recently calculated NAV for such Shares.  Neither the Trust nor any Applicant Fund will be advertised, marketed or otherwise held out as a traditional open-end management investment company or a mutual fund.  As applicable, each Applicant Fund’s Prospectus will prominently disclose that the Applicant Fund is an ETF.  The same approach will be followed in connection with the SAI, shareholder reports and other communications, as well as any other investor education materials issued or circulated in connection with the Shares.

T.	Availability of Information Regarding the Funds and Shares

1.	General

On each Business Day, before commencement of trading in Shares on the Exchange, an Applicant Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Applicant Fund that will form the basis for the Applicant Fund’s calculation of NAV at the end of the Business Day.15

a.	Information Provided to Authorized Participants

At the end of each Business Day, the CR agent will create a portfolio composition file (“PCF”) for each Applicant Fund, which it will transmit to NSCC before the open of business the next Business Day.  The PCF will include all portfolio securities held by the Applicant Fund.  All NSCC participants will have access to the PCF and the information contained in it.

All Authorized Participants, regardless of whether they transact outside the Clearing Process, may access the PCF.  The Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the PCF from a third-party data vendor.  In order to prevent “front-running” and minimize “free-riding,” intra-day changes in each Applicant Fund’s portfolio will not be reflected in the PCF.  For discussion of front-running and free-riding, see Section III.D.3.

15 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of each Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

b.	Information Provided to General Public

On each Business Day, before commencement of trading in Shares on the Exchange, an Applicant Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Applicant Fund that will form the basis for the Applicant Fund’s calculation of NAV at the end of the Business Day.16  The Trust will comply with its obligations to disclose in its SAI its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of the Applicant Fund’s policies and procedures is available in the SAI.17  In order to prevent front-running and minimize free-riding, intra-day changes in an Applicant Fund’s portfolio will not be posted to the website.  Again, see Section III.D.3 for more discussion of these topics.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company.  Information regarding market price and volume will be continually available on a real-time basis throughout the day on brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers.  The Exchange will

16 This information will be the same as that disclosed to Authorized Participants in the PCF, except that (i) the information provided on the website will be formatted to be reader-friendly and (ii) the PCF data are different from the portfolio holdings data on the website in that the former will be calculated and displayed on a per-Creation Unit basis while the latter will be on a per-Share basis.  The PCF and the website will reflect interest paid to date and accruals for expenses incurred to date as well as the next Business Day’s estimated interest and expense accrual information.  While the Applicants intend to make the website disclosure reader-friendly, the PCF will be formatted so as to be compatible with the systems that the Primary Exchange and Authorized Participants use to retrieve and process such data.

17 See Investment Company Act Release No. 26418.

disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association the IIV.  The Applicant Funds are not involved in, or responsible for, the calculation or dissemination of the IIV and make no warranty as to its accuracy.

c.	Confidential Information

The Advisor and the Distributor will adopt a Code of Ethics as required by Rule 17j-1 under the Act, and by Rule 204-2 of the Advisers Act, containing provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by Rule 17j-1. The Advisor and the Distributor also will adopt policies and procedures to detect and prevent insider trading, as required by Section 204A of the Advisers Act, which policies and procedures will be reasonably designed (taking into account the nature of their business) to prevent misuse, in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder, of material non-public information.

Any update to the PCF or the Applicant Funds’ website that discloses the portfolios of the Applicant Funds will be made in such a manner that no person not subject to the Advisor’s, Sub-Advisor’s or each Applicant Fund’s Code of Ethics is notified of the information contained in the update before the general public.

Notwithstanding the foregoing, before disclosure to the general public, portfolio holding information may be provided to (i) the chief compliance officers of the Trust, the Advisor and any Sub-Advisor, in each case solely for the purpose of monitoring compliance with their respective Codes of Ethics, and (ii) to such other persons as have entered into appropriate confidentiality agreements limiting their use of such information, where such arrangements have been approved by the Trust’s chief compliance officer based on a determination that such disclosure is, in the opinion of the chief compliance officer, in the best interests of shareholders.

These compliance measures will serve to prevent abuse of confidential information by the employees of the Advisor and the Distributor. In particular, they can be relied upon to prevent front-running by employees based upon advance knowledge of transactions by the Applicant Funds in their portfolio securities.

2.	Indicative Intra-Day Value

Each Business Day, the Pricing Agent will disseminate, every 15 seconds, during trading hours, through the facilities of the Consolidated Tape Association (the “CTA”), the IIV for each Applicant Fund on a per-Share basis.  The IIV will be calculated based on the PCF and real-time market prices of the securities listed in the PCF.  In order to prevent front-running and minimize free-riding, the IIV will not reflect changes in an Applicant Fund’s portfolio that occur throughout the day.  The Prospectus will disclose the fact that the IIV will not reflect intra-day changes in each Applicant Fund’s portfolio.  None of the Trust, the Trustees or the Advisor is responsible for the calculation or dissemination of the IIV, and they make no warranty as to its accuracy or its usefulness to traders of Shares.

3.	Additional Information and Data

In addition, the Trust will maintain a website that will display for each Applicant Fund the Prospectus, the SAI and additional quantitative information that is updated daily, including daily trading volume, closing price and closing NAV.  The Primary Exchange also intends to disseminate a variety of data with respect to Shares daily, by means of CTA and other media, including information as of the previous day’s close with respect to NAV and the number of Shares outstanding.

Information regarding secondary market prices and volume of Shares will be broadly available in real time throughout the trading day.  The Applicants expect that the previous day’s closing price and volume information will be published daily in the financial sections of many newspapers.  In addition, the Applicants expect, given the past history of the Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisors that will offer their analyses of why investors should purchase, hold, sell or avoid Shares.  Exchange listing of Shares should help assure that there is a substantial amount of raw data available and that such data is packaged, analyzed and widely disseminated to the investing public.

U.	Procedure by Which Shares Will Reach Investors

1.	Categories of Interested Investors

Based on the experience of the Index ETFs, the Applicants expect that there will be several categories of market participants that are likely to be interested in purchasing Creation Units of each Applicant Fund, including institutional investors, traders and other market participants.  A Specialist or Market Maker in the Shares, in the course of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with its market-making activity.  Those which purchase Shares in Creation Units may hold those Shares or may later sell them into the secondary market.

The Applicant Funds are specifically designed to provide investors with regular cash flows from their investments.  The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange traded vehicle for investment in a portfolio designed to preserve and grow invested capital, while providing a regular stream of cash distributions.  In particular, the Applicants believe that retail investors may be attracted to the Applicant Funds as an appropriate way to generate cash flow to help meet retirement expenses.

2.	The Prospectus

The Prospectus will be included with the purchase confirmation delivered with each secondary market purchase of Shares in compliance with prospectus delivery requirements under the Securities Act of 1933, as amended (the “Securities Act”), and the Act.

A detailed explanation of issuance and redemption procedures for Creation Units (and of associated costs) will be contained in the Prospectus, which will be available to all investors and will be delivered in connection with all Creation Unit purchases.  After Shares have traded for twelve months or more, the Prospectus and any advertising or sales literature relating to Shares may provide supplementary information on market premiums or discounts relative to the NAV of the Shares.  This information will enable present and prospective investors of Shares to evaluate the relative desirability of the Shares’ continuous intra-day marketability.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Applicant Funds will observe the following policies:  (i) the term “mutual fund” will not be used except to compare and contrast the Trust or an Applicant Fund with traditional mutual funds; (ii) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements, and this phrase will not be included on the prospectus cover page or summary; (iii) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (iv) the Prospectus will disclose that the owners of Shares may acquire those Shares from an Applicant Fund, and tender those Shares for redemption to an Applicant Fund, in Creation Units only; and (v) the Prospectus will disclose that individual Shares in the secondary market may trade below, above or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Similar disclosure is made in the prospectuses for the Prior ETFs.  As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the Applicant Fund a “distribution,” as the term is used in the Securities Act, may be occurring.

Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  The Prospectus also will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case and may provide examples of activities that could lead to categorization as an underwriter.  For example, a broker-dealer or its client (or both) might be deemed a statutory underwriter if it were to take Creation Units after placing an order with the Distributor, break them down into constituent Shares and sell the Shares directly to its customers; or if it were to choose to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  The Prospectus will also state that dealers that are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(c) of the

Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.18  Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor.  Broker-dealers will be able to order, in advance, their anticipated quantities of such materials from the Distributor.  Additionally, the Distributor will arrange to deliver the Prospectus and the SAI for the Applicant Funds to the Exchange, where they will be available for review by investors.

III.	In Support of this Application

A.	Summary of the Application

The Applicants seek an order from the Commission (i) permitting each Applicant Fund as an open-end management investment company to issue Shares that are redeemable in large aggregations only (other than pursuant to the Dividend Reinvestment Service)  (exemption from Sections 2(a)(32) and 5(a)(1)); (ii) permitting secondary market transactions in Shares at

18 Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request.  The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Exchange.  Prospectus delivery is not required in certain instances, including purchases of Shares by an investor that has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).

 negotiated prices, rather than at NAV (exemption from Section 22(d) and Rule 22c-1); (iii) permitting affiliated persons of each Applicant Fund to deposit securities into, and receive securities from, each Applicant Fund in connection with the purchase and redemption of Creation Units (exemption from Sections 17(a)(1) and 17(a)(2)), all as more fully set forth below; (iv) permit the Applicant Funds to make periodic capitol gain dividends as often as monthly in any one taxable year (exemption from Section 19(b) and Rule 19b-1); and (v) permitting the Applicants to operate “funds of funds” whereby the Applicant Funds will invest in Underlying Funds in excess of the requirements of Sections 12(d)(1)(A), provided that certain conditions described in this Application are satisfied.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Applicants believe that Shares will afford significant benefits in the public interest.  Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, exchange-traded access to a professionally managed portfolio; provide a security that should be freely available in response to market demand; provide competition for index-based ETFs and mutual funds available in the U.S. market; provide enhanced liquidity; and facilitate the implementation of diversified investment management techniques.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”  Investment Company Act Release No. 17534 (June 15, 1990) at 84.  The ETF vehicle would make Shares available to institutional, high-net-worth and retail investors without discrimination.  Accordingly, the Applicants suggest that the Shares are appropriate for exemptive relief under Section 6(c).

The Applicant Funds should attract arbitrageurs, as investors will be able to compare the secondary market price of the Shares to the estimated NAV and determine if there is any significant difference.  When the estimated NAV exceeds the secondary market price (including expected transaction costs), arbitrageurs can be expected to buy Shares in the secondary market and redeem them in Creation Units from the Applicant Funds.  When the secondary market price (including such costs) exceeds the estimated NAV, arbitrageurs can be expected to buy Creation Units from the Applicant Funds and sell Shares in the secondary market.  Actual and potential arbitrage of this nature should serve to minimize any divergence between the secondary market price of the Shares and their respective NAVs, as well as create liquidity in the Shares.  The Applicants believe that the market discipline imposed by this arbitrage will result in Shares trading at secondary market prices close to NAV, as is the case with the Prior ETFs.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the

Commission finds that “the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Applicant Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by each Applicant Fund at NAV. Any securities to be used to create in-kind for an Applicant Fund would be based on a standard applicable to all Authorized Participants and valued in the same manner in all cases. Accordingly, transactions do not allow “overreaching” by an affiliated person.  Accordingly, the Applicants believe that the proposed transactions described in this Application satisfy the Section 17(b) standards for relief because the terms of the proposed transactions, including the consideration to be paid or received for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Applicant Fund as described in this Application; and they are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and order requested are also substantially similar to those granted to the Prior ETFs.  See Section I.B.

B.	Diversified Products

Shares would allow investors to trade through any stock brokerage account a professionally-managed portfolio of securities in a size comparable to a share of common stock.  The Applicant Funds are specifically designed to provide investors with regular cash flows from their investments.  The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange-traded vehicle for investment in a portfolio designed to preserve and grow invested capital, while providing a regular stream of cash distributions.  In particular, the Applicants believe that retail investors may be attracted to the Applicant Funds as an appropriate way to generate cash flow to help meet retirement expenses.  Shares will provide investors with this investment opportunity in a tax-efficient, transparent manner that is coupled with intra-day liquidity.

C.	The Evolution of ETFs

The Applicants observe that the ETF structure is no longer novel.  Since 1993, the Commission has had an opportunity to review the operation of ETFs to determine that they would not lead to abuses that the Act addresses.  Presently, nearly 700 of these products are traded,19 and ETFs are regularly among the most active issues on the Exchanges.20

For a very long time, ETFs operated under the same passive investment management model as the SPDR.21  All early ETFs sought to replicate the holdings of a specified index and precisely track it.  These index-based ETFs use either a “replication” strategy or a “sampling” strategy.  A fund advisor using a replication strategy seeks to replicate the exact composition and weightings of an index.  A fund advisor employing a sampling strategy

19 In June 2008, there were 697 ETFs in existence, with total assets of $578 billion.  See Investment Company Institute, Research and Statistics, at http://www.ici.org/stats/etf/etfs_06_08.html.

20 For example, on August 1, 2008, the SPDR 500, the Financial Select SPDR and the PowerShares QQQ Trust were the three most-active stocks in the U.S. markets. See Wall St. J., Aug. 203, 2008, at B11.

21 See SPDR Trust, Series 1, Investment Company Act Rel. No. 19055 (October 26, 1992) (order).

constructs a basket of securities that is a subset of a reference index and strives to produce the same return as the index.

Until recently, index-based ETFs have been primarily designed to reflect the performance of broad market segments or the market in general, such as the S&P 500, the Russell 2000 and the Vanguard Total Stock Market ETF.  More recently, however, ETFs based on narrow indexes have been created.  These narrowly-focused ETFs allow broker-dealers, investors and advisors to make greater use of ETFs in asset allocation strategies because they can provide targeted exposure to narrow market segments.

ETF product innovation has further continued with ETFs based on newly-created indexes.22  By creating a new index, an ETF sponsor provides investors with the ability to gain exposure to market segments and investment strategies that would be difficult to access but for the ETF structure.

A more recent ETF innovation involves the creation of a new index based on performance characteristics.  These funds avoid the market capitalization weighting that traditional index funds employ.  Instead, they weight portfolio securities according to factors such as dividend characteristics and price-to-earnings ratios.  The WisdomTree funds, the “Alphadexes” offered by First Trust and the “Intellidexes” sponsored by PowerShares are examples of this development.

Another recent innovation is the development of ETFs seeking to provide a level of performance that is a multiple (or inverse multiple) of a particular index.  Certain funds

22 E.g., WisdomTree and HealthShares.

managed by ProShares and Rydex Investments are examples.  In these funds, the investment adviser employs its own investment management expertise to invest a significant portion of each fund’s assets in securities and derivative instruments excluded from the benchmark index.  For a fund seeking an inverse multiple, the advisor does not invest any of the fund’s assets in securities in the benchmark index.  Instead, the fund’s assets are invested in financial instruments, chosen by the advisor, that are believed to correlate inversely to the index.

The success of the index-based ETFs and their continuing evolution prove that the model is adaptable and can provide investors with a cost-effective, tax-efficient and transparent means to obtain exposure to market sectors and investment strategies.  Conceptually, the proposed Applicant Funds are a natural continuation of that ETF evolution.

The next step in the evolution of ETFs was the approval of the exemptive orders for the Actively-Managed ETFs.  Unlike the other Prior ETFs, which are index-based, these actively-managed ETFs have managers who actively manage the portfolios, and the funds are not designed to track the performance of any particular market indexes.  Instead, the managers of these funds select securities consistent with the particular ETF’s investment objectives and policies.  The Actively-Managed ETFs in operation disclose their portfolios on their websites at the beginning of each business day, and changes in portfolio-security holdings are reflected in NAV on the first business day after the trade date.

The Applicant Funds will be fully transparent on a “T+1” basis23 and will be easy for investors to understand.  In these aspects the Applicant Funds will resemble familiar stock mutual funds.

23 See Section II.U.1.

D.	ETF Issues

1.	Structure and Operation of Trust and Funds Compared to Prior ETFs

The Applicants believe that the structure and operation of the Trust and its Applicant Funds will be very similar to that of the Prior ETFs discussed in this Application.  As discussed below, the degree of portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Applicant Fund, as well as that displayed on the website, will be extremely familiar to investors of current index-based ETFs.

a.	Portfolio Transparency

The portfolio of an index-based ETF is known to all investors.  This is important for two reasons.  It is essential for intra-day pricing, which facilitates arbitrage, and it is necessary to effectuate the creation and redemption process since underlying securities must be delivered or received in the process.  Each Applicant Fund’s entire portfolio will be virtually as transparent as an index-based ETF.  On each Business Day before commencement of trading in Shares on the Exchange, each Applicant Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Applicant Fund that will form the basis for the Applicant Fund’s calculation of NAV at the end of the Business Day.

The Applicants submit that the arbitrage necessary to assure that the Shares trade at or near NAV is primarily a function of comparison of the intrinsic value of the amount needed to create or redeem Shares to the current market price of the Shares.  The Applicants, therefore, do not believe that information as to intra-day trading activity is necessary for efficient arbitrage.  The Applicants do not believe that the predictability of the future composition of each Applicant Fund’s portfolio is relevant to the potential arbitrage.

b.	Front-Running and Free-Riding

The proposed structure does not raise the possibility of front-running (where others would trade ahead of an Applicant Fund).  The Applicant Funds would not create any more risk of front-running than is the case with Index ETFs now trading, such as the iShares Russell 1000, iShares Russell 2000 and iShares Russell 3000 ETFs.

In most cases, at least some of the criteria for the composition of an index used by an index-based ETF is publicly available.  In the case of an index-based ETF using an index created by an affiliate (e.g., WisdomTree), the precise methodology for inclusion of securities in an index must be publicly disseminated in advance.  These descriptions and the index methodology can be used by market participants to predict the future composition of the index.

Employees of the Advisor and of the Distributor will be prohibited from front-running by various compliance mandates.  See Section II.U.1.c.

Furthermore, Applicants believe that the benchmark indexes to be used for the Underlying Funds are comprised exclusively of stocks with sufficient trading volume such that it would be extremely unlikely that trading by the Advisor or by a Sub-Advisor would materially affect the secondary market prices of portfolio securities.

In contrast to front-running, the daily disclosure of portfolio holdings does raise the risk of free-riding, which is the practice of mirroring a fund’s investments without paying the associated advisory fees. The Applicants understand that, because of this risk, some portfolio managers find the prospect of daily disclosure of their portfolio holdings to be troubling and have elected not to offer their strategies in the format of an ETF.

There are three factors that obviate any risk of harm to Applicant Fund investors arising from free-riding.  First, the PCF and the website disclosure will reflect the status of each

Applicant Fund’s portfolio as of the end of the prior Business Day.  Any changes implemented by the Advisor during the trading day will be reflected the next Business Day, after the Applicant Funds have completed implementing the changes.  In addition, this disclosure is historical only, providing no information as to upcoming trading activity.  Therefore, the public will not know whether the Advisor has completed its investment activities with respect to a particular security or whether trading in that security will continue.

Second, as a practical matter, the Applicants believe that the effort and expense associated with the daily tracking of a securities portfolio is a natural barrier to the development of free-riding, particularly if the effort and expense required to free-ride profitably would make the Applicant Fund itself more attractive than the after-brokerage cost of mirroring the Applicant Fund.

Third, free-riding could also occur with respect to index-based ETFs, and yet the Applicants are unaware of free-riding having occurred with respect to the Prior ETFs.  The Commission might consider, in this regard, the Prior ETFs based on transparent indexes that are indubitable successes.  The Applicants believe that the investment convenience offered by the proposed Applicant Funds, as with these Prior ETFs, will substantially reduce (if not eliminate) free-riding.

In any event, the possibility of free-riding can only benefit Beneficial Owners (rather than harm them) by putting downward pressure on the Applicant Funds’ fees.  Put another way, free-riding might harm the Applicants (if it were to occur), but the possibility of free-riding should produce only benefits for the public investors whom the Commission is charged with protecting.

c.	Liquidity of Portfolio Securities

As an open-end investment company, an Applicant Fund cannot lawfully invest more than 15% of its total assets in illiquid securities.  Further, the Applicants point out that the Applicant Funds should be as liquid as other index-based ETFs, particularly since they will invest in funds designed to track the performance of an index.

d.	Arbitrage

The Applicants assert that the arbitrage opportunities offered by the Trust and its Applicant Funds will be the same as those offered by existing index-based ETFs.  The ability of the arbitrage function to maintain the Shares trading at or near NAV is a function of the real-time dissemination of IIV coupled with daily dissemination of the entire portfolio of each Applicant Fund.  The arbitrage function does not require that Market Makers, traders or Specialists anticipate changes in the ETF portfolio.  Arbitrage requires only the calculation of the current spread between the market value of the amount to create or redeem Shares and the current secondary market price of the Shares.

Although Shares are not yet listed on the Primary Exchange or Other Exchanges and therefore do not yet trade in the secondary market, the Applicants have every reason to believe that the design, structure and transparency of the Applicant Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for the Prior ETFs.  The Applicants expect that the spread between offer and bid prices for Shares will be very similar to the spreads experienced for shares of the Prior ETFs.

2.	Investor Uses and Benefits of Funds

The Applicants believe that the Applicant Funds will offer a variety of benefits that will appeal to all classes of investors.

Many of the benefits of the Applicant Funds will be identical or substantially similar to the benefits offered by Prior ETFs.  These benefits include flexibility, liquidity, availability, certainty of purchase price and tax efficiency.  Investors may benefit from the relatively low expense ratios of the Applicant Funds, as compared to the expense ratios of traditional mutual funds, and other reduced infrastructure costs.

Based on the experience of Prior ETFs, the Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of an Applicant Fund.  One is the institutional investor that desires to invest a portion of its portfolio with the Advisor or a Sub-Advisor and considers Shares a cost-effective and tax-efficient means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its position.  Institutional investors also may wish to purchase or redeem Creation Units of an Applicant Fund for inventory to deliver to customers.  The other likely institutional investor is the arbitrageur, which stands ready to take advantage of a premium or discount in the market price of Shares of an Applicant Fund on an Exchange versus the aggregate value of the Applicant Fund’s portfolio securities.  Based on the trading history of Prior ETFs, the Applicants believe that arbitrageurs will purchase or redeem Creation Units of an Applicant Fund in pursuit of trading profit.  In so doing, they will enhance the liquidity of the secondary market, as well as keep the secondary market price of Shares close to NAV.  Finally, the Applicants observe that Specialists or Market Makers, in the course of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In these examples, those who purchase Shares in Creation Units of an Applicant Fund may hold the Shares or may, at the time of purchase or later, sell the Shares into the secondary market.  Secondary market purchasers of the Shares will include investors (of all kinds) that have determined that Shares provide a useful, tax-efficient, transparent and low-priced means of obtaining the expertise of the Advisor or a Sub-Advisor with the added liquidity of the ETF structure.

Consistently with this democratic approach to public equity investing, the Applicants have structured the Applicant Funds in a way that will not favor one class of investors over another.  All investors will have the same information concerning the portfolio securities at the same time every Business Day.  All categories of investors will be on equal footing.

3.	Potential Conflicts of Interest Similar to Those in Prior ETFs

The Applicants believe that any potential conflicts of interest associated with the Applicant Funds are not substantially different from the potential conflicts presented by an advisor managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds.  The Advisor and any Sub-Advisor will adopt and implement policies and procedures that they believe will minimize or eliminate any potential conflicts of interest.

The Advisor and any Sub-Advisor will adopt policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Applicant Funds.  Further, the Advisor and any Sub-Advisor will adopt policies that prohibit access persons from disseminating or using non-public information about pending changes to Applicant Funds’ portfolios except in connection with the performance of their respective duties.

The Advisor will retain a third-party Pricing Agent to calculate and maintain information regarding the PCF, the Redemption Securities and the IIV.  The agreement with the

Pricing Agent will include a confidentiality covenant.  The Advisor will further adopt polices in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, requiring (i) any personnel responsible for the portfolio management of an Applicant Fund to pre-clear all personal securities transactions with a designated employee within the Advisor’s legal or compliance teams and (ii) reporting of securities transactions to a designated employee within the Advisor’s legal or compliance team.  Any Sub-Advisor, before providing any investment advisory service to an Applicant Fund, will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-l under the Act.  See Section II.U.1.c.

4.	The Commission Should Grant the Requested Exemptive Relief

In short, the Applicants believe that the Trust and its Applicant Funds will operate largely in the same manner as the Index ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest and create no new regulatory concerns. The Applicants submit that the benefits offered to potential investors are varied and useful and that the Trust and its Applicant Funds are strong candidates for the requested relief.  Accordingly, the Applicants respectfully request the relief set forth below.

E.	Periodic Distributions of Capital Gains

The Applicants believe that the following are the principal purposes of Section 19(b) and Rule 19b-l: (1) to prevent shareholders from confusing dividends consisting of interest income with distribution of capital gains; (2) to relieve investment company managers from pressure to realize such gains; (3) to mitigate potential improper sales practices related to the distribution of such gains; and (4) to eliminate the administrative expenses relating to quarterly or semi-annual capital gains distribution.  As discussed in more detail below, the Applicants believe that such dangers are not applicable to the Applicant Funds in light of the following considerations: (a) the nature of each Applicant Fund as a vehicle with an investment objective of regular distribution of income and (b) disclosure to investors clearly identifying the nature and purpose of distributions.

The disclosure of the Applicant Funds will clearly identify that while the Applicant Funds intend to provide regular distributions, portions of such distributions may include a return of the investor’s capital in the Fund.  By permitting the Applicant Funds to distribute long-term capital gains on a regular basis, investors will be provided the greatest flexibility to choose an investment vehicle that serves their income needs, while at the same time being informed through prospectus disclosure of the possibility of a return of capital component to their distributions.

IV.	Request for Relief

A.	Exemption from Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.  The term “redeemable security” is defined in Section 2(a)(32) of the Act as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

The Applicants believe that Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of each Applicant Fund’s current net assets.  The unusual aspect of Shares is that holders of Shares are entitled to redeem only when they are tendered in a Creation Unit consisting of thousands of individual Shares.  Because the redeemable Creation Unit can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described in this Application.

Creation Units will always be redeemable from the Trust in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because of the potential for arbitrage, investors should be able to buy or sell Shares in the secondary market during the course of a Business Day at prices that do not vary substantially from the most recently calculated NAV.

Also, each investor is entitled to purchase or redeem Creation Units rather than trade individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.  Permitting the Applicant Funds to be redeemed only in Creation Units  does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the Act.

As the Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940.  The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end management investment company and issue redeemable Creation Units of individual Shares, as described in this Application, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, the Applicants hereby request that the Application for an order of exemption be granted.

B.	Exemption from Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides:

No registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.

Rule 22c-1 under the Act provides:

No registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Applicant Fund will be listed on an Exchange, and it is anticipated that one or more member firms of the Exchanges will act as Specialists or Market Makers (or both) and maintain a market for the Shares.  Shares will trade on and away from24 the Primary Exchange at all times at negotiated prices (generally on the basis of current bid/offer prices and other relevant factors, such as the most recent trading price, supply and demand, and price improvement) and not on the basis of NAV next calculated after receipt of any purchase or sale order.  The purchase and sale of Shares will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases of individual Shares be made in cash at a price based on the current NAV next computed after receipt of an order as required by Rule 22c-1.  The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

24 Consistent with Rule 19c-3 under the Exchange Act, members of the Primary Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

The Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing for the Shares.  While there is scant legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers and (iii) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.  See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).  The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in Shares.  Secondary market transactions in Shares would not cause dilution for owners of Shares because such transactions do not directly involve Trust assets.  A dilutive effect could occur only in the case of a transaction directly involving Trust assets.25  Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers.  To the extent that different prices exist for Shares during a

25 The purchase and redemption mechanisms associated with cash payments, which include the Transaction Fees imposed only on creating and redeeming entities, are designed specifically to prevent changes in the Trust’s capitalization from adversely affecting the interests of ongoing shareholders.

given trading day, or from day to day, these variances would occur as a result of market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.26  Market forces do not cause discrimination among buyers in the sale of ETF shares.  Since the introduction of secondary market trading in the Prior ETFs, the Applicants understand that many transactions in these shares have occurred off the Primary Exchange.  While the Applicants do not have detailed knowledge of the pricing of off-Exchange transactions, they are not aware of any particular problem of unjust or discriminatory pricing or manipulation in such pricing.

With respect to the third possible purpose of Section 22(d), the Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares either by selling or purchasing them on the Exchange or by redeeming or creating a Creation Unit of such Shares.  Therefore, no dealer should have an advantage over any other dealer in the sale of Shares.  Indeed, the Applicants believe that the presence of a Specialist or Market Maker on the Primary Exchange or Other Exchanges will enhance liquidity by promoting a fair and orderly market for the Shares.

In addition, secondary market transactions in Shares should generally occur at prices close to their NAV.  If the price per Share should fall below the NAV per Share of an Applicant Fund, then an investor need only accumulate enough Shares to constitute a Creation Unit in order to redeem them at NAV.  Competitive forces in the marketplace should thus assure that the difference between NAV and secondary market price per Share remains small.  The

26 This “discrimination” is no more “unjust” or a result of preferential treatment than the “discrimination” that occurs when one investor purchases shares of a mutual fund at a higher price than another investor as a result of an increase in the NAV of shares of the fund.

Applicants have been advised by representatives of the American Stock Exchange LLC that, to date, SPDRs, MidCap SPDRs, DIAMONDS, QQQs and Select Sector SPDRs have consistently traded on that Exchange, at, or very near, their respective NAVs.  The Applicants therefore have strong reason to believe that the trading experience of the Shares should closely resemble that of SPDRs, MidCap SPDRs, DIAMONDS, QQQs and Select Sector SPDRs.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of the Applicant Funds will be primarily determinant of premiums or discounts.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of secondary market price changes in the portfolio investments held by the Applicant Funds.  An investor executing a trade in Shares would not know at the time of sale or purchase whether the price received or paid in the secondary market would be higher or lower than the NAV next computed by the Trust, but the investor might not want to wait for the computation of NAV before selling or purchasing.

The Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has become, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds.  See Section II.L for an expanded discussion of this advantage.  As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

For these reasons, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act.  Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons, or affiliated persons of affiliated persons (“Second-Tier Affiliates”), to effectuate purchases and redemptions in-kind.  Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a).  Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company.  Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

For purposes of determining what constitutes “control” pursuant to Section 2(a)(3)(C), Section 2(a)(9) of the Act defines “presumption of control” as follows:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

The Applicant Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other.  In addition, the Applicant Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

If Creation Units of all of the Applicant Funds or of one or more particular Applicant Funds are held by twenty or fewer investors, including a Specialist or Market Maker, then some or all of such investors will be 5% owners of the Trust or such Applicant Funds, and one or more investors may hold beneficially, either directly or through one or more controlled companies, in excess of 25% of the Trust or such Applicant Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Applicant Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act.  Section 17(a)(1) could be read to prohibit these investors from creating a Creation Unit in-kind with an Applicant Fund, and, likewise, Section 17(a)(2) could be read to prohibit an affiliated investor from redeeming a Creation Unit in-kind from an Applicant Fund.  Furthermore, one or more investors, or the Specialist or a Market Maker in connection with such person’s market-making activities, might each accumulate 5% or more of an Applicant Fund’s securities.  Additionally, one or more holders of Shares, or a Specialist or Market Maker, might from time to time hold beneficially, either directly or through one or more controlled companies, in excess of 25% of Shares of one or more Applicant Funds, and such persons would therefore be deemed to be affiliates of the Trust or such Applicant Funds under Section 2(a)(3)(C) of the Act.  In addition, there exists a possibility that an institutional investor could own 5% or more, or could hold beneficially, either directly or through one or more controlled companies, in excess of 25%, of the outstanding shares of Affiliated Funds, making that investor a Second-Tier Affiliate of an Applicant Fund.  The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Applicant Funds solely by virtue of (i) holding 5% or more, or holding beneficially, either directly or through one or more controlled companies, in excess of 25%, of the outstanding Shares of one or more Applicant Funds; (ii) having an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or holding beneficially, either directly or through one or more controlled companies, more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions of Creation Units in-kind.

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or redemptions of Shares in Creation Units.

The deposit procedures for in-kind purchases and redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of Creation Units.  The securities to be used in any in-kind purchase or sale will be valued in the same manner as portfolio securities held by the Underlying Funds from which the Applicant Funds received the securities.  The valuation will be made in the same manner, regardless of the identity of the purchaser or redeemer as discussed above in Section II.M.  Applicants submit that any consideration paid from the types of affiliated persons listed above for purchase or redemption in-kind will be based on the NAV of such Applicant Fund in accordance with the policies and procedures set forth in the Prospectus and SAI.

The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Applicant Fund to achieve its objectives.  The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Applicant Funds’ objectives and with the general purposes of the Act.

The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicant Funds and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing portfolio securities held by an Applicant Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Applicant Fund.  Similarly, the Applicants believe that using the same standards for valuing portfolio securities as that used by the Underlying Fund from which the Applicant Fund received the securities, as are used for calculating in-kind purchases or redemptions, will ensure that the Applicant Fund’s NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Applicant Fund, and the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from Section 19(b) and Rule 19b-1

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act, and in the best interests of the Applicants and their respective shareholders.  The Commission has in the past not granted similar exemptive relief to open-end mutual funds, citing concerns about improper sales practices pressuring customers to buy shares shortly before a distribution date (“selling the dividend”).  The Applicants submit that these concerns are not applicable to the Applicant Funds because the periodic distribution schedule is published in advance at the beginning of the year, because it cannot be known until the end of the year whether a distribution will be taxed as a dividend, capital gain or return of capital and because the absence of a. sales load dramatically reduces the risk of improper sales practices and selling the dividend.  Indeed, in this regard, ETFs are more similar to closed-end funds than open-end mutual funds, and the Commission has routinely granted the requested exemption to closed-end funds.

1.	Receipt of the Order Would Serve Shareholder Interests

The Applicant Funds are of a newer type of open-end investment company geared specifically towards investors that desire regular cash flows from their investments.  The Applicant Funds are specifically designed to provide investors with regular cash flows from their investments.  The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange-traded vehicle for investment in a portfolio designed to preserve and grow invested capital, while providing a regular stream of cash distributions.  In particular, the Applicants believe that retail investors may be attracted to the Applicant Funds as an appropriate way to generate cash flow to help meet retirement expenses.  It would be contrary to public policy and not in the best interest of the potentially large number of retirement age investors that would find the Applicant Funds an appealing investment option to stifle the Applicant Funds’ ability to distribute long-term capital gain with regular distributions.

In addition, a large number of registered closed-end investment companies have adopted managed distribution policies similar to the ones described in this Application.  Several of those same registered closed-end investment companies have requested, and been granted, exemptive relief from Section 19(b) and Rule 19b-1 for their shares.  There is no public policy reason why investors, with full disclosure of the nature of the periodic dividends and distributions, and indeed with such an intent as a particular feature of the Applicant Funds, should not have the opportunity to select a registered open-end investment company with a distribution policy calling for periodic cash dividends and distributions as described above, with respect to its shares, of net investment income and realized capital gains (including realized long-term capital gains), with the Applicant Fund returning capital to the extent that net investment income and realized capital gains plus undistributed earnings and profit from prior years are insufficient to meet its dividend and distributions requirements.

Rule 19b-1, however, by limiting the number of net long-term capital gain distributions that the Applicant Funds may make with respect to any one year, would prevent the routine inclusion, over the course of each Applicant Fund’s taxable year, of realized long-term capital gains in the Applicant Fund’s periodic distributions.  Rule 19b-1 would thus effectively force the periodic dividends and distributions to be funded with returns of capital to the extent net investment income and realized net short-term capital gains are insufficient, even though realized net long-term capital gains would otherwise be available as a source of such distributions.27  Moreover, tax rules require that the total annual return of capital must be distributed so that the amounts constitute the same proportion of each of the twelve distributions to shareholders.28  This illogical situation results in having the long-term capital gains in excess of the fixed monthly distributions with respect to the shares either added as an “extra” to one of the permitted capital gains distributions, thus exceeding the total annual amount called for by the

27 The Internal Revenue Service would treat distributions in excess of the amount that can be designated as capital gain dividends as taxed to shareholders as ordinary income, to the extent those distributions do not exceed the Applicant Fund’s earnings and profits.  Internal  Revenue Code Sec. 316(a), Treas. Reg. 1.316-2(a).

28 Treas. Reg. Sec. 1.316-2(b).

Applicant Fund’s distribution policy (not a desirable result)29, or retained by the Applicant Fund (with the Applicant Fund paying taxes on such retained amount).

The Applicants further note that Rule 19b-1, by limiting the number of net long-term capital gains distributions that each Applicant Fund may make with respect to any one year, essentially could prevent implementation of such Applicant Fund’s periodic distribution policy.  From an accounting point of view, in the interpretation of Rule 19b-1 by the Accounting Standards Executive Committee (the “Committee”) of the American Institute of Certified Public Accountants,30 an Applicant Fund is required to estimate, based on its sources and amounts of various types of income to date, what portion of each distribution is from income of any type or accumulated undistributed earnings and profits and what portion is a return of capital.  Under the accounting interpretations of the Committee, an Applicant Fund may not characterize as a return of capital any distribution so long as it has any undistributed income.  As a consequence, an Applicant Fund may have no choice but to save up for tax purposes its capital gains for distribution in accordance with Rule 19b-1 and cannot adopt a periodic pay-out policy if it expects, as each Applicant Fund does, to realize capital gains periodically during the course of each year.

The requested relief would permit the Applicant Funds to make the payments specified in their distribution policies without exposing the Applicant Funds’ shareholders to unintended adverse consequences described above.  The Applicants further believe that the

29 If an investor does not reinvest all required tax distributions by purchasing additional shares in the Fund, such investor will receive a lower aggregate distribution in the subsequent year.

30 American Institute of Certified Public Accountant: Statement of Position 93-2, February 1, 1993.

requested relief also will permit the Applicant Funds to adopt distribution policies that are consistent with shareholder expectations and that do not raise the concerns that Section 19(b) and Rule 19b-1 were designed to address.

In addition, each of the Applicant Funds will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

2.	Nature of Distributions Will be Clearly Disclosed

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.31  However, all investors, whether they are institutional investors buying Creation Units, or retail investors buying Shares in the secondary market, will receive a Prospectus which will clearly provide them notice of the distribution policy and indicate that they should not draw any conclusions about an Applicant Fund’s investment performance from the amount of the distribution or the terms of the distribution policy.   Furthermore, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (for example, estimated net income, net short-term capital gains, net

31 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

long-term capital gains and/or return of capital).  The same information will be included in the Applicant Funds’ annual reports to shareholders and on IRS Form 1099-DIV which is sent to each shareholder who receives distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each Applicant Fund will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-l and the compliance policies ensure that each Applicant Fund’s shareholders will be provided sufficient information to understand that their periodic distributions are not tied to an Applicant Fund’s net investment income (which for this purpose is an Applicant Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Applicant Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Applicant Funds will undertake to request intermediaries to forward Section 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.	Rule 19b-1 May Give Rise to Improper Influence on Portfolio Management Decisions

Rule 19b-1, when applied to the distribution policies of the Applicant Funds, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-l, the adoption of a periodic distribution plan imposes pressure on management (a) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (b) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Applicant Funds’ shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Applicant Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.	Other Concerns Leading to Adoption of Rule 19b-1 Not Applicable

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund sales practices including, in particular, the practice of urging an investor to purchase shares of a fund shortly before a capital gains distribution, where the dividend would result in an immediate corresponding reduction in net asset value and is in effect a taxable return of the investor’s capital.  As noted earlier, this concern should not apply to ETFs, just as it should not apply to closed-end funds, as the Applicant Funds have no sales load.  Furthermore, adoption of a periodic pay-out policy actually helps minimize the concerns over “selling a dividend” by avoiding, through periodic pay-out distributions, any large buildup of capital gains.

5.	Further Limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Internal Revenue Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Internal Revenue Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Internal Revenue Code.

The Applicants assert that by limiting the number of capital gain dividends that an Applicant Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Applicant Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital32 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of an Applicant Fund’s long-term capital gains within the limits in Rule 19b-l, the Applicant Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  The Applicants believe that the application of Rule 19b-1 to an Applicant Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

The proposed Order will assist the Applicant Funds in avoiding these Rule 19b-1 problems.

E.	Exemption from Section 12(d)(1)

The Applicants request an exemption to permit the Applicants to operate “funds of funds” whereby the Applicant Funds will invest both in Affiliated Underlying Funds and Unaffiliated Underlying Funds.

The Applicants are requesting an order under Section 12(d)(1)(J) of the Act, exempting certain transactions involving the Applicant Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act, exempting certain transactions involving the Applicant Funds from Section 17(a) of the Act.  The requested

32 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

exemption would permit the Applicant Funds to acquire securities in Underlying Funds beyond the limitations in Section 12(d)(1)(A).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”)33 added Section 12(d)(1)(G) to the Act.  Section 12(d)(l)(G) permits a registered open-end investment company to acquire an unlimited amount of shares of other registered open-end funds and registered unit investment trusts that are part of the same “group of investment companies.”  A fund taking advantage of this exception is restricted in the types of other securities it can hold in addition to shares of registered funds in the same group of investment companies.  In 2006, the Commission adopted Rule 12dl-2, which permits a fund taking advantage of the Section 12(d)(1)(G) exemption to invest in affiliated or unaffiliated money market funds, other securities

33 H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1966).

not issued by an investment company and securities of unaffiliated investment companies subject to the limits of Section 12(d)(1)(A) and 12(d)(1)(F).

NSMIA also added Section 12(d)(1)(J) to the Act.  Section 12(d)(l)(J) provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”34  Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Applicant Fund enter into a Participant Agreement (as defined below) with the relevant Unaffiliated Underlying Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A) and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a

34 Ibid.

“progressive way” as the concept of investment companies investing in other investment companies evolves over time.35

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.36  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.37  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . . .38

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).39 These new abuses included: (i) the threat

35 Ibid.

36 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

37 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

38 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

39 H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).40

The Applicants propose a number of conditions designed to address these concerns.

Certain of the Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. The Applicants will take steps to ensure that the Applicant Funds comply with any terms and conditions of the requested relief by entering into a written agreement (a “Participant Agreement”) as a condition precedent to investing in an Unaffiliated Underlying Fund beyond the limits imposed by Section 12(d)(l)(A).

Condition 9 limits the ability of the Advisory Group or the Sub-Advisory Group (each as defined below), individually or in the aggregate, to control an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Advisory Group” is defined as the Advisor and any person controlling, controlled by, or under common control with the Advisor, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Advisor or any person controlling, controlled by, or under common control with the

40 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Advisor.  For purposes of this Application, the “Sub-Advisory Group” is defined as the Sub-Advisor and any person controlling, controlled by, or under common control with the Sub-Advisor, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Sub-Advisor or any person controlling, controlled by, or under common control with the Sub-Advisor.  The condition does not apply to the Sub-Advisor Group with respect to an Unaffiliated Underlying Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition 10 prohibits Applicant Fund and Applicant Fund Affiliates from causing an investment by and Applicant Fund in an Unaffiliated Underlying Fund to influence the terms of services or transactions between an Applicant Fund or an Applicant Fund Affiliate and the Unaffiliated Underlying Fund or Unaffiliated Fund Affiliate. “Unaffiliated Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of an Unaffiliated Underlying Fund and any person controlling or controlled by, or under common control with, any of these entities. “Applicant Fund Affiliate” is defined as the Advisor, the Sub-Advisor, sponsor, promoter and principal underwriter of an Applicant Fund and any person controlling, controlled by or under common control with any of these entities.

Conditions 10-13 are specifically designed to address the potential for an Applicant Fund and certain affiliates of an Applicant Fund (including Underwriting Affiliates) to exercise undue influence over an Unaffiliated Underlying Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, the Advisor, the Sub-Advisor or employee or a person of which any such officer, director, member of an advisory board, the Advisor or the Sub-Advisor or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

With respect to concerns regarding layering of fees and expenses, the Applicants propose several conditions.

Under Condition 19, before approving any advisory contract under Section 15 of the Act, the board of trustees, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Unaffiliated Fund in which the Applicant Fund may invest. These findings and their basis will be recorded fully in the minute books of the Applicant Fund.

In addition, Conditions 14 and 15 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition 14, the Advisor will waive fees otherwise payable to it by the Applicant Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Advisor or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or an affiliated person of the Advisor, by the Unaffiliated Fund, in connection with the investment by the Applicant Fund in the Unaffiliated Underlying Fund. Condition 14 also provides that the Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Applicant Fund in an amount at least equal to any compensation received by the Sub-Advisor, or an affiliated person of the Sub-Advisor, other than any advisory fees paid to the Sub-Advisor or its affiliated person by the Unaffiliated Underlying Fund, in connection with any investment by the Applicant Fund in the Unaffiliated Underlying Fund made at the direction of the Sub-Advisor.  In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Applicant Fund. Condition 15 prevents any sales charges or service fees on shares of Applicant Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

In order to address concerns about complexity, each Applicant Fund will disclose in its Prospectus the fact that it invests in ETFs and disclose in “plain English” in its Prospectus the unique characteristics of doing so, including but not limited to the expense structure and any additional expenses of investing in ETFs.41  No Unaffiliated Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. Thus, in keeping with the PPI Report’s concern with overly-complex structures, the requested Order will not create or give rise to circumstances enabling an Applicant Fund to invest in excess of the limits of Section 12(d)(1)(A) in an Underlying Fund which is in turn able to invest in another investment company in excess of such limits.

41 The Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Applicant Fund, or an affiliated person of such person, for the purchase by the Applicant Fund of securities of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its securities to an Applicant Fund, may be prohibited by Section 17(e)(1) of the Act. The Participant Agreement also will include this acknowledgment.

F.	Sections 17(a), 17(b) and 6(c)

Since the Advisor serves as the Advisor to each Applicant Fund and as investment adviser to the Affiliated Underlying Funds, the Applicant Funds and the Affiliated Underlying Funds may be deemed to be under common control and therefore affiliated persons of one another.  The Applicant Funds and an Underlying Fund may also be deemed to be affiliated by virtue of a 5% or greater ownership interest by an Applicant Fund of such Underlying Fund’s outstanding voting securities.  The sale of shares by the Underlying Funds to the Applicant Funds and the redemption of shares, to the extent that the redemption is deemed to be a purchase, from the Applicant Funds by the Underlying Funds could be deemed to be principal transactions between an affiliated person and a registered investment company prohibited by Section 17(a).

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person and any person directly or indirectly controlling, controlled by or under common control with such other person.  An Applicant Fund relying on the requested Order could own 5% or more of the outstanding voting securities of an Underlying Fund, and in such cases the Underlying Fund would become an affiliated person of the Applicant Fund.  In light of this possible affiliation, Section 17(a) could prevent an Underlying Fund from selling securities to and redeeming securities from an Applicant Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because an Applicant Fund may engage in multiple transactions with an Underlying Fund, the Applicants are seeking relief from any purchases or sales of securities between an Underlying Fund and an Applicant Fund that owns 5% or more of an Underlying Fund before the transaction.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1) above, the Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

The Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund in accordance with policies and procedures set forth in the Underlying Fund’s registration statement.42

Second, the proposed transactions directly between Underlying Funds and Applicant Funds will be consistent with the policies of each Applicant Fund. The purchase and sale of securities by an Applicant Fund will be accomplished in accordance with the investment restrictions of the Applicant Fund and will be consistent with the investment policies set forth in the Applicant Fund of Fund’s registration statement.  The Participant Agreement will require any Applicant Fund that purchases securities directly from an Underlying Fund to represent that the purchase of securities from an Underlying Fund by an Applicant Fund will be accomplished in compliance with the investment restrictions of the Applicant Fund and will be consistent with the investment policies set forth in the Applicant Fund of Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Underlying Fund.

Third, the Applicants believe that the proposed transactions are consistent with the general purposes of the Act. The Applicants also believe that the requested exemptions are appropriate in the public interest.  The Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

42 Applicants note that Applicant Fund generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Underlying Fund at net asset value.  Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. However, an Applicant Fund that owns more than 5% of the outstanding voting securities of an ETF could seek to transact in “Creation Units” directly with the ETF pursuant to the requested Section 17(a) relief.

V.	Comparability of Relief Sought to Prior Relief Granted by Commission

The Application of the Applicants with respect to Sections 2(a)(32) and 5(a)(1) is similar to the applications for exemptions of: (i) WisdomTree Actively-Managed Funds, (ii) Barclays Actively-Managed Funds, (iii) Bear Stearns Actively-Managed Funds, (iv) PowerShares Actively-Managed Funds, (v) Claymore, (vi) HealthShares, (vii) WisdomTree, (viii) ProShares and (ix) Rydex.  See the applications and orders for such investment companies cited and described in Section I.B.

The Application of the Applicants with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Shares on the Primary Exchange at prices determined by market forces) is similar to the applications for exemptions of: (i) WisdomTree Actively-Managed Funds, (ii) Barclays Actively-Managed Funds, (iii) Bear Stearns Actively-Managed Funds, (iv) PowerShares Actively-Managed Funds, (v) Claymore, (vi) HealthShares, (vii) WisdomTree, (viii) ProShares and (ix) Rydex.  See the applications and orders for these investment companies cited and described in Section I.B.  The Application of the Applicants is substantially similar to that of WisdomTree Actively-Managed Funds, Barclays Actively-Managed Funds, Bear Stearns Actively-Managed Funds and PowerShares Actively-Managed Funds.

The Application of the Applicants with respect to Sections 17(a), 17(b) and 6(c) of the Act is substantially similar to the application for exemption of GMO Core Trust43 and is

43 In the Matter of GMO Core Trust, Investment Company Act Release No. 16048 (October 14, 1987) (order).

virtually identical to the application for exemptions of WisdomTree Actively-Managed Funds, Barclays Actively-Managed Funds, PowerShares Actively-Managed Funds, Claymore, HealthShares, WisdomTree, ProShares, Rydex and NETS, each granted by the Commission.  See the applications and orders for these investment companies cited and described in Section I.B.

The Application of the Applicants with respect to an exemption from Section 19(b) of the Act and Rule 19b-1 of the Act is substantially similar to the recent applications of (each of which is a closed-end investment company) ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); and Cohen & Steers Advantage Income Realty Fund, Inc., et al. Investment Company Act Release Nos. 28341 (July 24, 2008) (notice) and (August) (order).

The Commission has in certain circumstances granted relief from Section 19(b) and Rule 19b-1 thereunder to registered open-end investment companies.  See, in particular, Flag Investors Corporate Cash Trust, Investment Company Act Release Nos. 15650 (March 27, 1987 (notice) and 15706 (April 27, 1987) (order) (order permitting an open-end fund that writes covered call options to include the portion of gains received from those options treated as long-term gains under Section 1256 of the Internal Revenue Code of 1986, in the fund’s monthly distributions) (Applicants note that the Commission granted similar exemptive orders to approximately 12 different applicants from the period 1985 to 1987, not all are listed here); CBA Money Fund, et. al., Investment Company Act Release Nos. 15906 (May 13, 1986) (notice) and 15144 (June 11, 1986) (order) (order permitting a money market fund that may in unanticipated circumstance hold securities that result in the accrual of long-term capital gains the money market fund would be permitted to distribute such gains at approximately the time they accrue together with the fund's other distributions of income); and Massachusetts Fund, et. al.,

Investment Company Act Release Nos. 14166 (September 19, 1984) (notice) and 14201 (October 17, 1984) (order) (order permitting the disposition of capital gains in connection with the reorganization of a mutual fund).

The Application of the Applicants with respect to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(D)(1)(B) of the Act is substantially similar to the applications for exemption of John Hancock, Van Eck Worldwide, Members Mutual Funds, ING Partners and Metlife Investors.  See the applications and orders for these investment companies cited and described in Section I.B.

VI.	Express Conditions to this Application

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Exchange-Traded Fund Conditions

1.   As long as the Applicant Funds operate in reliance on the requested order, Shares will be listed on an Exchange.

2.   Neither the Trust nor any of the Applicant Funds will be advertised or marketed as an open-end investment company or a mutual fund.  As applicable, each Applicant Fund’s Prospectus will prominently disclose that the Applicant Fund is an “exchange-traded fund.”  Each Prospectus also will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire Shares from the Applicant Fund and tender Shares for redemption to the Applicant Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Trust and tender Shares for redemption to the Applicant Fund in Creation Units only.

3.   The website for the Applicant Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per-Share basis, for each Applicant Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Applicant Fund, if shorter).

4.   The Prospectus and annual report for each Applicant Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Applicant Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and closing price, calculated on a per-Shares basis for one-, five- and ten-year periods (or the life of the Applicant Fund, if shorter).

5.   The Advisor or any Sub-Advisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Applicant Fund) to acquire any security for creation in-kind for an Applicant Fund through a transaction in which the Applicant Fund could not engage directly.

6.   On each Business Day, before the commencement of trading in Shares on the Exchange, an Applicant Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Applicant Fund that will form the basis for the Applicant Fund’s calculation of NAV at the end of the Business Day.

7.   The requested order with respect to the exemptions to operate as an ETF will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of an exchange-traded fund.

Fund of Funds Conditions

8.   Each Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the Act is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in an Applicant Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Applicant Fund regarding the terms of the investment.

9.   The members of the Advisory Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of the Sub-Advisory Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Advisory Group or the Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Unaffiliated Underlying Fund, it will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the shares of the Unaffiliated Underlying Fund. This condition does not apply to the Sub-Advisory Group with respect to an Unaffiliated Underlying Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

10.   No Applicant Fund or Applicant Fund Affiliate will cause any existing or potential investment by the Applicant Fund in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Applicant Fund or Applicant Fund Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Fund Affiliate.

11.   Each Applicant Fund board of trustees, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Advisor and the Sub-Advisor are conducting the investment program of the Applicant Fund without taking into account any consideration received by the Applicant Fund or an Applicant Fund Affiliate from an Unaffiliated Underlying Fund or Unaffiliated Fund Affiliate in connection with any services or transactions.

12.   No Applicant Fund or Applicant Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund) will cause an Unaffiliated Underlying Fund to purchase a security in any Affiliated Underwriting.

13.   Before investing in the securities of an Unaffiliated Fund in excess of the limits in Section 12(d)(1)(A)(i), each Applicant Fund and the Unaffiliated Fund will execute a Participant Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or trust sponsors and trust trustees, as applicable, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in securities of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), an Applicant Fund will notify such Unaffiliated Fund of the investment. At such time, the Applicant Fund will also transmit to the Unaffiliated Fund a list of the names of each

Applicant Fund Affiliate and Underwriting Affiliate. The Applicant Fund will notify the Unaffiliated Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The relevant Unaffiliated Fund and the Applicant Fund will maintain and preserve a copy of the order, the Participant Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily-accessible place.

14.   The Advisor will waive fees otherwise payable to it by the Applicant Fund in an amount at least equal to any compensation (including fees received under any plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or its affiliated person by the Unaffiliated Underlying Fund, in connection with the investment by the Applicant Fund in the Unaffiliated Underlying Fund.  The Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Applicant Fund in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Sub-Advisor, or an affiliated person of the Sub-Advisor, other than any advisory fees paid to the Sub-Advisor or its affiliated person by an Unaffiliated Underlying Fund, in connection with any investment by the Applicant Fund in an Unaffiliated Underlying Fund made at the direction of the Sub-Advisor.  In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Applicant Fund.

15.   Any sales charges or service fees (or both) charged with respect to shares of an Applicant Fund will not exceed the limits applicable to a fund as set forth in NASD Conduct Rule 2830.

16.   Once an investment by an Applicant Fund in the securities of an Unaffiliated Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Unaffiliated Underlying Fund, including a majority of the directors or trustees that are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested board members”), will determine that any consideration paid by the Unaffiliated Underlying Fund to an Applicant Fund or Applicant Fund Affiliate in connection with any services or transactions (1) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund; (ii) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Unaffiliated Underlying Fund and its investment adviser(s) or any person controlling, controlled by or under common control with such investment adviser(s).

17.   The board of trustees, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by the Applicant Fund in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of trustees will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Applicant Fund in a Unaffiliated Underlying Fund. The board of trustees will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by a Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of trustees will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Unaffiliated Underlying Fund.

18.   Each Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Applicant Fund in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the board of trustees’ determinations were made.

19.   Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Applicant Fund, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Unaffiliated Underlying Fund in which the Applicant Fund may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Applicant Fund.

20.   No Unaffiliated Underlying Fund will acquire securities of any investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (i) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (ii) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (a) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (b) engage in inter-fund borrowing and lending transactions.

Section 19(b) and Rule 19b-1 Conditions

21.   Each Applicant Fund’s Chief Compliance Officer will report to the Applicant Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (a) the Applicant Fund and the Advisor have complied with the Section 19(b) and Rule 19b-1 conditions in this Order, and (b) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions.

22.   Each Applicant Fund’s Chief Compliance Officer will review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

23.   Each Section 19(a) Notice, in addition to the information required by Section 19(a) and Rule 19a-1 will provide, in a tabular or graphical format (such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution): (1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source; (2) the fiscal year-to-date cumulative amount of distributions on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source; (3) the average annual total return in relation to the change in NAV per common share for the 5-year period (or, if the Applicant Fund’s history of operations is less than five years, the time period commencing immediately following the Applicant Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and (4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month ended immediately prior to the most recent distribution declaration date.

24.   Each Section 19(a) Notice, in addition to the information required by Section 19(a) and Rule 19a-1 will include the following disclosure (such disclosure shall be made in a type size at least as large as and as prominent as any other information in the Section 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution): (1) “You should not draw any conclusions about the Applicant Fund’s investment performance from the amount of this distribution or from the terms of the Applicant Fund’s distribution policy.”; (2) “The Applicant Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Applicant Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Applicant Fund’s investment performance and should not be confused with “yield” or “income.”44; and (3) “The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Applicant Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Applicant Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

44 The disclosure in this condition will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

25.   On the inside front cover of each report to shareholders, under Rule 30e-1 under the Act, an Applicant Fund will: (1) describe the terms of its distribution policy (including, the targeted (non-guaranteed) amount of the periodic distributions); (2) include the disclosure required by condition 24(1) above; (3)  state, if applicable, that the distribution policy provides that the Applicant Fund’s Board may amend or terminate the distribution policy at any time without prior notice to shareholders; and (4) describe any reasonably foreseeable circumstances that might cause the Applicant Fund to terminate the distribution policy and any reasonably foreseeable consequences of such termination.

26.   Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-1A, will provide an Applicant Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Applicant Fund’s total return.

27.   Each Applicant Fund will include the information contained in the relevant Section 19(a) Notice, including the disclosure required by condition 24 above, in any written communication (other than a communication on Form 1099) about its distribution policy or distributions under its distribution policy, or agents that the Applicant Fund has authorized to make such communication on the Applicant Fund’s behalf, to any Applicant Fund shareholder, prospective shareholder, or third-party information provider.

28.   Each Applicant Fund will post prominently a statement on its (or the Advisor’s) website containing the information in each Section 19(a) Notice, including the disclosure required by condition 24 above and maintain such information on such website for at least 24 months.

29.   If a broker, dealer, bank, or other person (“financial intermediary”) holds shares issued by an Applicant Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Applicant Fund: (1) will request that the financial intermediary, or its agent, forward the Section 19(a) Notice to all beneficial owners of the Applicant Fund shares held through such intermediary; (2) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the Section 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the Section 19(a) Notice to each beneficial owner of Applicant Fund shares; and (3) upon the request of any financial intermediary, or its agent, that receives copies of the Section 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the Section 19(a) Notice to such beneficial owners.

30.   The requested order relating to the exemption from Section 19(b) and Rule 19b-1 will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain open-end investment companies to make periodic distributions of long-term capital gains with respect to outstanding shares as frequently as twelve times each year.

VII.	Names and Addresses

The following is the address of the Applicants:

Next Inv. LLC
350 Main Street, Suite 9
Bedminster, NJ 07921

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VIII.	Authorization and Signature

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Daniel McCabe is authorized to sign and file this document on behalf of Next Inv. LLC pursuant to the general authority vested in him as Chief Executive Officer.

NEXT INV. LLC

By: /s/Daniel McCabe
Name:  Daniel McCabe
Title:  Chief Executive Officer

Dated:  as of March 24, 2009

Exhibit A
Verification

The undersigned states that he has duly executed the attached Application for an order, dated as of March 24, 2009, for and on behalf of Next Inv. LLC; that he is the Chief Executive Officer of such company; and that all action by other persons and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/Daniel McCabe
Name:  Daniel McCabe
Title:  Chief Executive Officer

Dated:  as of March 24, 2009

Exhibit B

Description of Initial Fund
Investment Objective, Strategies and Risks

Investment Objective

The Initial Fund seeks to make monthly distributions of cash while providing investment results that correspond (before fees and expenses) generally to the price and yield performance of the Standard & Poor’s 500® Index (“S&P 500®”) (the “Underlying Index”).

Principal Investment Strategies

The Initial Fund is a “fund of funds,” as it invests its assets in the securities of funds designed to track the price and performance and dividend yield of the S&P 500® (“S&P 500 Funds”).  The Initial Fund will charge for its own direct expenses, in addition to bearing a proportionate share of the expenses charged by the underlying funds in which it invests.

The Advisor will seek to match the performance of the Underlying Index.  The Initial Fund will normally invest at least 80% of its total assets in securities of S&P 500 Funds.  The S&P 500 Funds are exchange-traded funds advised by unaffiliated entities or the Advisor or its affiliates.  The Initial Fund and any Underlying Fund advised by the Advisor or its affiliates will be part of the same group of investment companies.

The Initial Fund will make monthly cash distributions to shareholders.  The monthly cash distributions are based on a set ____% annual distribution rate.  It is expected that the amount of these monthly cash payments in each taxable year will exceed the current and accumulated earnings and profits of the Initial Fund, and that the portion of these monthly cash payments that is in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to shareholders.  Other Applicant Funds will make periodic cash payments to shareholders either on a regular basis or in accordance with a formula based on objective criteria relating to future events.  The cash for the monthly distributions will come from purchases of shares of the Initial Fund by investors, the regular dividends received by the Initial Fund from the Underlying Funds, and, as necessary or advisable, from the Initial Fund’s redemption of shares of the Underlying Funds.

Additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law, or as deemed necessary or advisable by the Advisor.

It is expected that when the Initial Fund redeems its shares of Underlying Funds the redemption will be “in-kind.”  The in-kind redemption will allow the Underlying Funds to eliminate low-cost basis stock from their portfolios, while allowing the Initial Fund to sell the shares it receives in the in-kind redemption and distribute the proceeds to its shareholders as a return of capital.  This effectively allows shareholders in the Initial Fund to defer taxes until they sell their shares of the Initial Fund.

The Initial Fund’s investment objective and 80% investment policy are non-fundamental and may be changed without shareholder approval, as long as the Initial Fund provides shareholders with 60 days’ prior written notice of the change.

The Initial Fund, using an “indexing” investment approach, attempts to replicate, before fees and expenses, the performance of the Underlying Index.  The Advisor seeks correlation over time of 0.95 or better between the Initial Fund’s performance and the performance of the Underlying Index; a figure of 1.00 would represent perfect correlation.

Principal Risks of Investing in the Initial Fund

The following specific principal risk factors have been identified for the Initial Fund.

Return of Capital Fund Risk

The Initial Fund is expected to continue to make monthly cash distributions irrespective of the Initial Fund’s investment performance.  Because these distributions will be made from Initial Fund assets and shareholders are generally not expected to reinvest such distributions in additional Initial Fund Shares, the Initial Fund’s monthly cash distributions may reduce the amount of assets available for investment by the Initial Fund.  It is possible for the Initial Fund to suffer substantial investment losses and simultaneously experience additional asset reductions as a result of its monthly distributions to shareholders.

Fund Risk

The Initial Fund pursues its investment objective by investing its assets in the Underlying ETFs rather than investing directly in stocks, bonds, cash or other investments.  The Initial Fund’s investment performance, because it is a fund of funds, depends on the investment performance of the Underlying ETFs in which it invests.  An investment in the Initial Fund is subject to the risks associated with the Underlying ETFs.  The Initial Fund will indirectly pay a proportional share of the asset-based fees of the Underlying ETFs in which it invests.  At times certain of the segments of the market represented by constituent Underlying ETFs may be out of favor and underperform other segments.

Underlying ETFs Risk

Investment in the Underlying ETFs may subject the Initial Fund to the following risks: Market Risk; Market Trading Risk; Non-Correlation Risk; Replication Management Risk; Equity Securities Risk; and Large Capitalization Company Risk.

Non-Diversified Fund Risk

In addition, the Initial Fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund.  As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.

The Initial Fund’s shares will change in value, and you could lose money by investing in the Initial Fund.  The Initial Fund may not achieve its investment objective.  An investment in the Initial Fund is not a deposit with a bank and is not insured or guaranteed by the FDIC or any other government agency.